555 Eleventh Street, N.W., Suite 1000
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Tel: (202) 637-2200 Fax: (202) 637-2201
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December 6, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – Voting Rights and Capital, dated November 29, 2007
- Regulatory Announcement – TR-1: Notification of Major Interests in Shares, dated November 28, 2007
- Regulatory Announcement – Interim Results Announcement for the Six months ended 30 September 2007, dated November 28, 2007
- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated November 13, 2007
- Regulatory Announcement – TR-1: Notification of Major Interests in Shares, dated November 7, 2007
- Regulatory Announcement – Voting Rights and Capital, dated October 31, 2007

Dlw 12/10

- Regulatory Announcement – Defence Training Rationalisation Statement from Ministry of Defence, dated October 25, 2007

- Regulatory Announcement – QinetiQ announces UK security acquisition, dated October 24, 2007

- Regulatory Announcement – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated October 1, 2007

- Form 363(a)—Annual Return, dated September 30, 2007

- Regulatory Announcement – Voting Rights and Capital, dated September 28, 2007

- Regulatory Announcement – Trading Statement – Pre Close Trading Update, dated September 28, 2007

- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated September 12, 2007

- Regulatory Announcement – TR-1: Notification of Major Interests in Shares, dated September 5, 2007

- Regulatory Announcement – Directors and Other Persons Discharging Managerial Responsibility Share Interests, dated August 28, 2007

- Regulatory Announcement – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated August 20, 2007

- Form 88(2)—Return of Allotment of Shares (Ordinary), dated August 16, 2007

- Form 88(2)—Return of Allotment of Shares (Ordinary), dated August 9, 2007

- Form 88(2)—Return of Allotment of Shares (Ordinary), dated August 2, 2007

- Regulatory Announcement – Result of AGM and Articles of Association adopted at AGM held on 26 July 2007, dated July 26, 2007

- Form 88(2)—Return of Allotment of Shares (Ordinary), dated July 26, 2007

- Form 88(2)—Return of Allotment of Shares (Ordinary), dated July 19, 2007

- Form 88(2)—Return of Allotment of Shares (Ordinary), dated July 12, 2007

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2367.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Michael J. Kehoe
of LATHAM & WATKINS LLP

Enclosures

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	10:00 29-Nov-07
Number	6597I

RNS Number:6597I
QinetiQ Group plc
29 November 2007

QinetiQ Group plc

29th November 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman

Company Secretary

Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Holding(s) in Company
Released	10:27 28-Nov-07
Number	6571I

RNS Number:6571I
QinetiQ Group plc
28 November 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	QinetiQ Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23rd November 2007
6. Date on which issuer notified:	27th November 2007
7. Threshold(s) that is/are crossed or reached:	Gone below 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0WMWD03	39,420,990	39,420,990	N/A	N/A	32,985,862	N/A	4.99%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
32,985,862	4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BlackRock Investment Management (UK) Limited - 32,985,862 (4.99%)

Proxy Voting:

10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Lynton D. Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone number: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Interim Results
Released	07:01 28-Nov-07
Number	6379I

RNS Number:6379I
QinetiQ Group plc
28 November 2007

28 November 2007

QinetiQ Group plc
Interim Results Announcement
Six months ended 30 September 2007

Financial highlights

- Revenue increased 18.5% to £638.8m (2006: £539.2m), with organic growth of 8.4%
- Underlying operating profit up 34.5% to £46.0m (£2006: £34.2m), with organic growth of 21.6%
- Underlying operating cash conversion of 159% (2006: 51%)
- Profit before tax up 9.3% to £25.9m (2006: £23.7m)
- Underlying earnings per share increased 29.3% to 4.6p (2006: 3.6p per share)
- Basic earnings per share increased 8.4% to 3.4p (2006:3.1p per share)
- Interim dividend increased 10.8% to 1.33p (2006:1.2p)

Operating highlights

- Orders won in period grew 12.9% to £592.2m (2006: £524.6m)
- Contracted and funded backlog (excluding LTPA) increased 8.4% to £922.5m (31 March 2007: £850.9m). Backlog is £5.6bn including LTPA contract (31 March 2007: £5.7bn).
- QinetiQ North America revenue increased 54.8% to £256.6m (2006: £165.8m), with organic growth of 24% and a strong book to bill ratio of 1.2:1
- Strategic review of EMEA has identified opportunities to drive efficiencies - at least £10m per annum operating profit improvement.Cost of £30m to £35m in the second half of the year
- Group operating margin target increased to 11%
- Confirmation of progress on DTR Package 1 opportunity. Package 2 remains under evaluation

See Glossary section on page 25 for definitions of Non GAAP terms used throughout this statement

Commenting on the results, Graham Love, Chief Executive Officer, said:
"The Group produced a strong performance in the six months to 30 September 2007 confirming continued delivery against our strategy. The North American defence and security market continues to provide the greatest opportunity for expansion within the Group and in the period this sector has driven strong order and turnover growth. With the establishment of the EMEA sector this year we are planning to continue to focus on growth opportunities in the UK, supplemented by replicating selected service offerings from our core UK market into appropriate other defence markets globally.

As a result of the strong trading performance and forward order visibility in QNA, together with a lower tax cost, the Board anticipates that underlying performance for the Group for the year as a whole will be at the upper end of previous expectations."

Disclaimer
All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

Chief Executive Statement

Progress in the period
The Group has performed strongly in the period and continued to deliver against its strategy. A key element of this strategy is developing the Group's footprint in the North American market. QinetiQ has been able to pinpoint particular technology focused growth markets within the North American defence and security sector to acquire and develop strong individual companies into a successful, integrated and fast growing business with annualised revenues now in excess of $1bn.

During the six month period the QNA business continued to demonstrate strong organic growth across all business streams. This was supplemented by the first time contribution from four further acquisitions made in the period and a full contribution from Analex which was acquired in March 2007. The Technology business stream performed exceptionally well. Strong demand across its product portfolio, most notably for the TALON(R) robots, which generated in excess of $175m of new orders in the period and reported strong revenues from shipments of new units and exceptionally high revenues from spares in the period, resulted in organic growth of 50%.

On 1 April 2007 QinetiQ combined the previous UK based Defence & Technology and Security & Dual Use sectors under a new Europe, Middle East and Australasia (EMEA) sector highlighting the Group's ambition to replicate its UK defence technology platform in relevant defence markets globally.

In the core EMEA business, Managed Services has performed strongly in the period and the Group continued to deliver good win rates in MOD Research resulting in a lower than expected decline from the continuing introduction of competition into this stream. These healthy performances were partly offset by lower than expected growth rates in other EMEA business streams, largely due to delays in the letting of supply contracts from the MOD as it assesses the implications of the Comprehensive Spending Review. Whilst the Comprehensive Spending Review has resulted in some delays to Technology Supply contracts, we are confident that our strategy here remains sound, and that budgetary pressures will lead to fewer new platforms and more technology insertion favouring our market position.

In October, positive confirmation that progress has been made on the largest incremental opportunity for the UK business, the Defence Training Rationalisation programme (DTR), was received in a Ministerial Statement. The MOD confirmed that Package 1 of DTR would progress with the aim for a commitment to the final development phase by Spring 2008 with financial close expected within a year from that date. We continue to work with the MOD on affordable options for Package 2 although this is on a slower and less certain timetable.

Coincident with the launch of the EMEA sector the Ventures businesses were split out to promote greater management focus. In August, the Group completed a transaction to establish a technology venture fund with Coller Capital consisting of seven of QinetiQ's ventures. The creation of the fund enables these ventures to be managed by an independent team focused on accelerated growth with access to Coller Capital's expertise and a further combined capital commitment totalling £40m from QinetiQ and Coller Capital. Further progress has been made with the Tarsier business, including a sale to Doha and successful trials of the camera solution.

Recognising the Group's strong performance, the Board is pleased to increase the

interim dividend by 10.8% to 1.33p.

Outlook

Growth in QNA is anticipated to continue organically from the recently completed acquisitions. QNA's positioning as a provider of critical services for defence, security, intelligence and homeland security customers, and its access to important contracts, is expected to deliver organic revenue growth rates of at least 10% into the medium term. Demand for TALON(R) within the QNA Technology stream is expected to remain strong with good visibility to funding for new units well into 2008, although the exceptional growth in spares demand seen in the current period may not be repeated at the same level going forward.

The medium term outlook for EMEA in its core UK market is more mixed, with strong prospects in areas such as Managed Services offsetting pressures caused by continuing strains on the UK defence budget which were reinforced by the recent Comprehensive Spending Review. To respond to these challenges, the EMEA business will position itself to compete more effectively in those areas of the UK defence market offering sustainable long term growth opportunities. The medium term growth opportunities for Technology Supply remain positive as technology insertion underpins the MOD strategy and the national defence covenant. Additionally EMEA will address adjacent markets including Security and Energy & Environment. As previously announced, more focus will also be directed towards expanding the geographical footprint into other international defence markets in addition to the UK and North America, with initial focus being in Australia and selected Middle and Far East markets.

As a result of these changes, a portfolio review of the EMEA business is in progress to ensure that the capabilities and resources are aligned with the strategic direction and market demand. The EMEA business will be reorganised from April 2008 into four larger business units focused on Managed Services, Technology Solutions, Consulting and Products which positions us to better address growth markets and at the same time will provide the opportunity to eliminate duplicate overheads. It is anticipated that the reorganisation will result in an exceptional restructuring charge in the second half of the year of £30m to £35m. The restructuring is expected to be completed by Summer 2008 and improve EMEA operating profit by at least £10m per annum from the second half of the year ending 31 March 2009. As a result the Group operating profit margin target is raised from 10% to 11%.

The Group will actively continue its strategy to commercialise appropriate elements of its intellectual property base and believes that the use of innovative structures, such as the newly established venture fund, will accelerate and enhance value creation going forward.

The Group continues to see a strong pipeline of acquisition opportunities and will continue to supplement organic growth in both QNA and EMEA by selected acquisitions where they can be secured at sensible prices.

The Group's results for the six months to 30 September 2007 reflect the historical seasonality in the UK business with a stronger performance expected in the second half of the year. As a result of the strong trading performance and forward order visibility in QNA, together with a lower tax cost, the Board anticipates that underlying performance for the Group for the year as a whole will be at the upper end of previous expectations.

Graham Love
Chief Executive

Group Trading Performance

Group summary

	6 months to 30 Sept 2007	6 months to 30 Sept 2006	12 months to 31 March 2007
	£m	£m	£m
Orders	592.2	524.6	1,214.0

Revenue	638.8	539.2	1,149.5
Underlying EBITDA(3)	64.1	50.3	140.5
Underlying operating profit (2)	46.0	34.2	106.0
Underlying operating margin	7.2%	6.3%	9.2%
(Loss)/gain on business divestments and unrealised impairment	(4.2)	0.7	4.6
Underlying profit before tax (3)	37.6	28.9	94.0
Underlying effective tax rate	19%	22%	21%
Underlying cash conversion ratio	159%	51%	56%
Net debt	325.5	255.1	300.8
Backlog(1)	922.5	697.6	850.9
Headcount	13,414	11,359	12,781
Profit before tax	25.9	23.7	89.3
Basic earnings per share	3.4p	3.1p	10.5p
Underlying earnings per share	4.6p	3.6p	11.3p
Dividend per share	1.33p	1.20p	3.65p

(1) Excluding remaining £4.7bn (30 Sept 2006: £4.9bn, 31 March 2007: £4.8bn) in respect of LTPA contract
(2) Underlying operating profit is operating profit before amortisation of intangible assets arising from acquisitions
(3) Excluding business divestments and investment impairment and disposal of non-current assets

The Group continued to maintain a book to bill ratio at its target level of 1.1: 1 (excluding the impact of the LTPA) with orders up £67.6m on the prior period. Revenue increased £99.6m with organic revenue growth of 8.4%. Underlying operating profit increased by 34.5% to £46.0m, including organic growth excluding ventures of 21.6%. Consistent with prior years the Group's results reflect the historical seasonality in the UK business with a stronger performance expected in the second half of the year.

QinetiQ continues to generate strong levels of operating cash flow and this allows the Group to fund acquisitions, ventures investment and organic opportunities, such as DTR, to drive growth.

Revenue

	6 months to 30 Sept 2007	6 months to 30 Sept 2006	12 months to 31 March 2007
	£m	£m	£m
Revenue			
EMEA	377.2	369.9	779.3
QinetiQ North America	256.6	165.8	358.2
Ventures	5.0	3.5	12.0
Total	638.8	539.2	1,149.5

Group revenue increased 18.5% to £638.8m through very strong organic growth in QNA supplemented by the contributions from recent acquisitions and modest organic growth in EMEA.

QNA revenue grew £90.8m with organic growth of 24.0% contributing £38.3m of this increase. The weakening of the US Dollar to Sterling exchange rate impacted the translation of QNA revenue by £18.9m compared to a constant currency basis.

EMEA revenue increased by £7.3m as organic growth in Managed Services (4.5%) and Procurement & Capability Supply (5.0%) more than offset a smaller than expected fall in MOD Research.

Orders and backlog

	6 months to 30 Sept 2007 £m	6 months to 30 Sept 2006 £m	12 months to 31 March 2007 £m
Orders			
EMEA	269.8	299.4	783.7
QinetiQ North America	315.4	217.0	416.0
Ventures	7.0	8.2	14.3
Total	592.2	524.6	1,214.0
Backlog			
EMEA (1)	610.6	507.5	632.6
QinetiQ North America	297.9	170.7	210.7
Ventures	14.0	19.4	7.6
Total (1)	922.5	697.6	850.9

(1) Excludes remaining £4.7bn (30 September 2006: £4.9bn, 31 March 2007: £4.8bn) in respect of LTPA contract

Group orders have increased by 12.9% to £592.2m compared to the six months to 30 September 2006. The QNA book to bill ratio of 1.2:1 was above the Group long term target of 1.1:1. EMEA book to bill was 0.9:1 (excluding the impact of the LTPA) principally due to delays in the letting of supply contracts from the MOD.

Operating profit

	6 months to 30 Sept 2007 £m	6 months to 30 Sept 2006 £m	12 months to 31 March 2007 £m
Underlying operating profit			
EMEA	22.1	21.4	73.0
QinetiQ North America	30.7	17.7	39.9
Ventures	(6.8)	(4.9)	(6.9)
Total	46.0	34.2	106.0
Underlying operating profit margin	7.2%	6.3%	9.2%

Underlying operating profit has increased by 34.5% to £46.0m due to organic growth of 21.6%, supplemented by the contribution from new acquisitions. This was partially offset by the translation impact of the weakening US dollar and a higher level of investment in ventures. On a constant currency basis, using the average rate for the six month period to 30 September 2006, QNA would have contributed an additional £2.3m of operating profit.

Tax

The Group's underlying effective tax rate was 18.9% (2006: 22.1%). During the interim period the Group made progress with certain UK tax arrangements relating to prior years which are expected to result in a lower effective tax rate for the UK business going forward. Additionally the UK business will benefit from the impact of the change in corporation tax rates from 30% to 28% as announced in the 2007 Government Budget, which has resulted in a £1.0m benefit in the current year on restatement of deferred tax balances. The underlying effective tax rate is expected to rise from the 31 March 2008 level by 100 - 200 basis

points over the next two years as the proportion of Group profit generated in North America increases.

Profit for the period

The Group's underlying performance, after allowing for non-recurring events and amortisation of acquired intangible assets, is shown below:

	6 months to 30 Sept 2007 £m	6 months to 30 Sept 2006 £m	12 months to 31 March 2007 £m
Profit for the period	22.1	19.4	69.0
Minority interest	-	(0.9)	-
Profit for the period attributable to equity shareholders of the parent company	22.1	20.3	69.0
Loss/(gain) on business divestments and unrealised impairment of investment	4.2	(0.7)	(4.6)
Loss/(profit) on disposal of non current assets	0.1	(0.1)	(3.3)
Amortisation of intangible assets arising from acquisitions	7.4	6.0	12.6
Tax impact of items above	(2.3)	(2.1)	0.4
Change in UK tax rate	(1.0)	-	-
Underlying profit for the period attributable to equity shareholders of the parent company	30.5	23.4	74.1

Non-recurring items have been excluded from underlying profit as the Board believes that the underlying profit provides a better representation of the Group's long term performance.

Earnings per share

Underlying earnings per share increased by 29.3% to 4.6p compared to 3.6p for the six months to 30 September 2006. Basic earnings per share increased 8.4% from 3.1p to 3.4p over the same period.

Dividend

The Company will pay an interim dividend of 1.33 pence per share (2006: 1.20 pence per share) on 22 February 2008. The record date will be 25 January 2008. The Board anticipates that QinetiQ will follow past practice with the interim dividend representing approximately one third of the full annual dividend.

EMEA

	6 months to 30 Sept 2007	6 months to 30 Sept 2006	12 months to 31 March 2007
	£m	£m	£m
Revenue			
MOD Research	65.4	67.1	150.5
Technology Supply	63.1	62.4	133.7
Procurement & Capability Support	88.2	84.0	182.6
Managed Services	102.4	98.0	191.1
Security & Dual Use	58.1	58.4	121.4
Total	377.2	369.9	779.3
Underlying operating profit	22.1	21.4	73.0
Underlying operating margin	5.9%	5.8%	9.4%
Orders			
MOD Research	53.1	52.2	164.5
Technology Supply	53.2	70.0	153.0
Procurement & Capability Support	110.0	133.0	214.0
Managed Services	2.1	3.0	119.3
Security & Dual Use	51.4	41.2	132.9
Total	269.8	299.4	783.7
Book to bill ratio	0.9:1	1.1:1	1.3:1
Backlog (1)	610.6	507.5	632.6

(1) Excludes remaining £4.7bn (30 September 2006: £4.9bn, 31 March 2007: £4.8bn) in respect of LTPA contract

Performance

Overall, the EMEA business has traded in line with the comparative period in the previous year, with good progress being made on repositioning the business at the sub-sector level with a similar level of restructuring charge taken against operating profit as in the prior period.

Revenue in the six months to 30 September 2007 increased by £7.3m to £377.2m. The increase has been primarily driven by organic growth in Procurement & Capability Support (5.0% increase) and Managed Services (4.5% increase) slightly offset by a lower than anticipated fall in MOD Research income reflecting the success in maintaining strong win rates in this area despite the continuing introduction of competition into the MOD Research programme.

Growth in Technology Supply was held back by customer budget pressures and the impact on MOD resources of the completion of the Comprehensive Spending Review contributing to delays in new contract awards and restricting growth in revenue to 1.0%.

The book to bill ratio for Procurement & Capability Support of 1.2:1 was particularly strong given that the current period did not benefit from any significant multi year awards as was the case in the six months to 30 September 2006, which included the 3 year £52.5m Typhoon support order. Excluding this order the sector delivered an increase in orders of 9.3% over the comparative period with strong performance in all streams except Technology Supply.

Underlying operating profit has risen £0.7m resulting in an increase in underlying operating margin of 0.1% to 5.9%. The benefit of lower pension costs as a result of higher bond yields at the beginning of the year was offset by a small number of project over-runs in the Technology Supply stream. Consistent with prior years the EMEA results reflect the historical seasonality in the UK business with a stronger performance expected in the second half of the year.

Highlights

EMEA secured a five-year £9.3m programme from the MOD's Research Acquisition Organisation to focus on de-risking future procurement and raise technology readiness levels for the development and exploitation of advanced Electronic Surveillance technology.

Zephyr, QinetiQ's High Altitude Long Endurance Unmanned Aerial Vehicle, exceeded the official world record time for the longest duration unmanned flight with a 54 hour flight achieved during trials funded through a MOD research programme.

QinetiQ demonstrated network enabling operational extensions at CWID (Coalition Warrior Interoperability Demonstration). The capability enables all platforms to access the common operational picture and command and control systems using High Frequency radios already fitted on ships.

QinetiQ secured a £5.5m contract from the MOD to use the Tornado F3 as the alternative test platform to the Typhoon to support trials for the Beyond Visual Range Air-Air Missile (Meteor).

QinetiQ secured a 10-year service agreement with the European Space Agency to maintain and operate the REDU satellite ground station in Belgium, in partnership with SES ASTRA, an SES company.

In October, QinetiQ completed the acquisition of Boldon James Holdings Limited for an initial consideration of £12.9m and assumed net debt of £2.3m on completion. A further amount of £4.3m is payable dependent on the achievement of specific performance criteria. Boldon James is a UK-based provider of software solutions for high end secure messaging, primarily for military, government and security customers worldwide. This acquisition will enhance QinetiQ's portfolio of security based software products, providing additional routes to market in the USA, Europe and the Asia Pacific regions and broadening its customer base.

QinetiQ North America

	6 months to 30 Sept 2007(2) £m	6 months to 30 Sept 2006(1) £m	6 months to 30 Sept 2007(2) $m	6 months to 30 Sept 2006 (1) $m
Revenue				
Technology	80.5	56.9	161.6	106.2
SETA	51.9	50.4	104.2	94.2
IT Services	77.4	58.5	155.4	109.4
Mission Solutions	46.8	-	93.9	-
Total	256.6	165.8	515.1	309.8
Underlying operating profit	30.7	17.7	61.6	33.1
Underlying operating margin	12.0%	10.7%		
Orders				
Technology	139.9	98.0	281.4	183.3
SETA	64.5	69.1	129.6	129.2
IT Services	68.3	49.9	136.7	93.2
Mission Solutions	42.7	-	85.7	-
Total	315.4	217.0	633.4	405.7
Book to bill ratio	1.2:1	1.3:1		
Backlog	297.9	170.7	589.1	319.1

(1) Prior year Technology and IT Services results have been restated to reflect

the transfer of part of the IT Services business to the Technology business. The business unit transferred reported turnover of £3.6m ($6.7m) in the prior period and orders of £2.9m ($5.5m).Total QinetiQ North America results are unchanged.

(2) The Mission Solutions Group was formed on the acquisition of Analex in March 2007. From 1 April 2007 an element of the OSEC business previously part of the IT Services business was transferred to Mission Solutions. In the comparative period this business unit reported revenues of £5.8m ($10.9m) and orders of £2.2m ($4.2m) within the IT Services stream.

Performance

QinetiQ North America (QNA) revenue increased 54.8% to £256.6m or 66.2% in constant currency to $515.1m compared to the six months to 30 September 2006. The increase reflects strong organic growth of 24.0% and the benefit of acquisitions. Even when compared with the stronger second half results from the prior year, organic growth on an annualised basis exceeded 10%. Revenue in the period benefited from the acquisitions of Analex (March 2007), ITS Corporation (April 2007), Automatika (June 2007) Applied Perception (June 2007) and 3H Technology (June 2007) and a full six month contribution from OSEC (May 2006). These acquisitions contributed incremental revenue of $125.4m.

The Technology stream has experienced a continuation of the strong demand for TALON(R) robots (revenue up 19.0%) and exceptionally strong demand for TALON(R) spares, which along with other technology offerings resulted in a 50.3% organic increase in Technology revenue. Talon revenue was $80.2m in the six months to 30 September 2007 (30 Sept 2006: $44.5m) of which new product shipments contributed $33.9m (30 Sept 2006: $28.6m).

SETA revenue grew organically by 21.2%, compared to the first half of last year after excluding £4.4m ($8.2m) of revenue from the Group's Air Filtration Systems business which was disposed in February 2007. Revenue growth has been driven largely by increased demand for both logistics work and software engineering services by SETA's US Army customers

IT Services revenue has increased organically by
5.3% (excluding the part of OSEC that has now moved to Mission Solutions), reflecting the strong position of this business, in particular with the DHS, at the differentiated high value-add end of the market.

The Missions Solutions stream was formed within QNA following the acquisition of Analex. This stream operates primarily in markets associated with NASA and US Intelligence agencies, both defence and non-defence and is principally focused on providing solutions in the C4ISR area to help customers meet their mission critical needs. Mission Solutions has made a strong start and Analex has performed at the upper end of the Group's expectations at the time of acquisition.

Underlying operating profit, excluding business realisations, has increased 73.4%, with 43.3% organic growth and contributions from acquired businesses more than offsetting the impact on translation of the results of the weaker US dollar.

QNA orders were significantly higher than the previous period with particular success in Technology and important new contracts and re-competes won across all business streams. The sector book to bill ratio was 1.2:1.
The Mission Solutions book to bill ratio was lower than anticipated at 0.9:1 as the funded element of a $35.8m five-year contract award for the Army Research & Technology Protection Center was awarded later than expected in early October 2007. In addition, Mission Solutions was awarded a $96.0m contract during September 2007 to provide IV&V (independent verification and validation) services to one of the US intelligence agencies. This five-year contract award is also funded by the customer on an incremental basis and consequently only a small portion of this award has been counted in orders at 30 September 2007.

Acquisitions

During the period the Group acquired ITS Corporation for consideration of up to £47.3m ($94.2m) in April 2007, 3H Technology LLC for consideration of up to £25.6m ($51.2m) in June 2007, Applied Perception Inc. for consideration of up to £5.0m ($10.0m) and Automatika Inc for up to £4.7m ($9.4m). Initial trading from these businesses has been positive.

Integration of the North American acquisitions is progressing well, with increasing recognition of the QinetiQ brand, tangible evidence of bidding synergies emerging and integration cost savings being ploughed back into business development initiatives. The Group continues to see a healthy pipeline of further acquisition opportunities in North America, although vendor pricing expectations remain high.

Highlights

IT Services has won the right to participate in the US's largest government-wide acquisition contract (GWAC). The General Service Administration's Alliant contract is a 10-year indefinite delivery indefinite quantity contract with a ceiling of $50bn. It will enable US government agencies and military services to purchase innovative IT solutions. ITS is one of around 30 contractors accepted under the Alliant contract vehicle. The first task orders under this GWAC are expected to be let in 2008.

IT Services was awarded a $34m contract to provide IT operations centre support to the US Department of Homeland Security's Immigration and Customs Enforcement agency.

The Technology business has received over $175m of further funding for TALON(R) robots and spares in the six month period.

The Technology business won a $10m contract from the US Army's Natick Soldier Center for PSI's Precision Airdrop System (PADSTM) equipment and support.

The Army Material Systems Analysis Activity awarded the SETA business a five-year, $100m re-compete contract for continued support to its Sample Data Collection program.

The U.S. Army Aviation Technical Test Center awarded the SETA business a five-year $22 million re-compete contract for engineering and aviation testing services.

Ventures

	6 months to 30 Sept 2007 £m	6 months to 30 Sept 2006 £m	12 months to 31 March 2007 £m
Revenue	5.0	3.5	12.0
Operating loss	(6.8)	(4.9)	(6.9)
Orders	7.0	8.2	14.3
Backlog	14.0	19.4	7.6

In August 2007 QinetiQ completed the transaction to create a new technology venture fund to accelerate the development and realisation of seven of its venture investments. The Group has retained its core venture businesses, including QinetiQ Airport Technologies (with its Tarsier runway debris detection system) and the high-sensitivity GPS business. These activities will remain within QinetiQ's internal venture structure.

In-house Ventures

On 1 April 2007 QinetiQ transferred the cueSim business from the EMEA sector to the Ventures portfolio. CueSim provides a range of high quality advanced flight simulation products and services which, using its Real Time All Vehicle Simulator software, allows tailored solutions to be implemented rapidly and at a reduced cost compared with traditional full motion simulators. In addition to its successful aerospace applications, cueSim has won contracts with the Red Bull Racing Formula 1 team to develop a simulator to evaluate vehicle dynamics and performance characteristics.

The development of the day and night vision camera to supplement the existing Tarsier system is progressing well with successful prototype demonstrations at London Heathrow in October. In early November, a contract was signed to supply 3 Tarsier units to cover the main runway at Doha airport. Tarsier trials are also

taking place at Providence, Rhode Island and we expect the Dubai installation to be completed shortly.

In September 2007 Sciemus completed an external funding round in which the Group participated, allowing an increase in fair value of £3.2m to be recognised through equity.

Technology venture fund
At inception in August, QinetiQ contributed seven of its venture investments with an ascribed value of £40m into the fund, with QinetiQ and its partner, Coller Capital, each committed to contribute up to £20m of follow on funding to accelerate development of the fund's portfolio companies. Depending on the performance of the fund, QinetiQ will own up to 75 per cent of future economic value.

The fund has been established to drive faster growth from its venture portfolio by creating an independent team with exclusive management focus and long term capital commitment. The fund is treated as a joint venture and as such the Group no longer fully consolidates the results of Aurix, Omni-ID, Nanomaterials and Quintel after their transfer to the fund.

One of the fund's investments, Metalysis, a leading technology business for the global specialty metals industry, completed a £13m funding round in July 2007 to support it in taking three product lines to commercial production using its patented technologies.

Performance
Ventures revenue has increased to £5.0m largely due to the first time inclusion of the results of cueSim from 1 April 2007. During the period operating losses increased to £6.8m (2006: £4.9m loss). As previously indicated, for the full year, the level of QinetiQ revenue investment in the ventures is expected to be at a higher level than in the prior year.

Other Financials

Cash flow, net debt and liquidity
Group cash inflow from operations before investing activities increased 175% to £90.9m compared to £33.1m for the interim period to 30 September 2006. The increase in cash inflow was driven by a strong operating performance and a reversal of £20m of excess working capital at 31 March 2007 in EMEA, which arose due to delays in the award of contracts from the MOD at the end of the prior year. The Group's operating cash conversion was 159% compared to 51% in the six months to 30 September 2006 (excluding the cash flow from prior period restructuring in 2006) and 56% in the year to 31 March 2007. Excluding the reversal of 31 March 2007 excess working capital, the operating cash conversion in the six months to 30 September 2007 was approximately 116%, well above the Group's long term 80% target.

During the period the Group's investment in acquisitions totalled £75.0m including £42.0m for ITS and £24.6m for 3H Technology.

QinetiQ received £15.2m of net proceeds from the disposal of surplus property at Bedford which completed at the end of March 2007.
During the period the company has provided £12.4m of funding to the trustees of its employee share schemes to allow them to purchase shares in the company to hedge outstanding share options and other share based awards that have been made since IPO. The trust acquired 7m shares at an average price of 177p.

Net finance costs increased by £3.1m to £8.4m principally due to the increase in acquisition related debt. The net benefit of the weakening US dollar:sterling exchange rate on the translation of US dollar interest charges was broadly offset by an increase in the effective annual interest rate on US borrowings.

At 30 September 2007 net debt was £325.5m compared to £300.8m at 31 March 2007. Net debt was principally denominated in US dollars. The rise in net debt is primarily due to acquisition investment partially offset by strong operating cashflow and a 3% weakening of the period-end US dollar: sterling exchange rate.

The Group had £304.9m of further borrowing capacity at 30 September 2007 on the basis of the unutilised element of its principal revolving credit facility. In August 2007 the Group exercised its second and final option to extend the term

of this facility by a further year to August 2012 and also negotiated a number of beneficial changes to its terms, including a lower margin on amounts drawn under the facility.

Foreign exchange

	6 months to 30 Sept 2007	6 months to 30 Sept 2006	12 months to 31 March 2007
£/US$ - average	2.01	1.87	1.92
£/US$ - closing	2.02	1.87	1.96

The impact on translation of a one cent movement in the average rate in the six month period on revenue and operating profit was approximately £1.4m and £0.16m respectively.

Pensions
The Group provides both defined contribution and defined benefit pension arrangements. The principal defined benefit scheme is the QinetiQ Pension Scheme. A consolidated summary of the position of the defined benefit schemes is shown below:

	30 Sept 2007 £m	30 Sept 2006 £m	31 March 2007 £m
Schemes' assets	837.6	732.9	794.1
Schemes' liabilities	(874.1)	(898.8)	(884.9)
Schemes' deficit before deferred tax	(36.5)	(165.9)	(90.8)
Deferred tax asset	10.2	49.5	27.1
Net pension liability	(26.3)	(116.4)	(63.7)

The £37.4m reduction in net pension liability in the first half is principally driven by an increase in the discount rate, partly offset by an increase in the inflation rate and mortality assumptions, used to value the scheme liabilities. For the mortality assumptions applied in valuing the scheme the Group has now moved from using the short cohort effect tables to medium cohort effect tables. As previously indicated the prevailing higher discount rate at the start of the year has had a positive impact on the pension service cost for the period.

In the period the Group announced plans to change the terms of the defined benefit section of the pension scheme from June 2008, on which the Group is currently consulting with employees. Core changes include raising the normal pension age from 60 to 65 supplemented by a range of options that allow the employee to maintain future benefit accrual at rates similar to their current levels, based on a higher rate of employee contribution, or to retain current employee contribution levels by accepting a reduction in the rate of future benefit accrual. The changes do not affect past service obligations or the past service deficit and the Group is not making any additional cash funding commitments to the scheme as part of these arrangements. Future cost increases will be dealt with through a risk sharing agreement between the company and employees.

Principal risks and uncertainties
The principal risks and uncertainties to which the group is exposed remain unchanged from those as detailed in the Annual Report for the year to 31 March 2007.

Consolidated Income Statement

	Notes	6 months ended 30 September 2007 (unaudited) £m	6 months ended 30 September 2006 (unaudited) £m	(A) Year ended 31 March 2007 (audited) £m
Revenue	2	638.8	539.2	1,149.5
Employee costs		(301.4)	(273.1)	(513.4)
Third-party project costs		(151.2)	(112.2)	(258.7)
Other operating costs excluding depreciation and amortisation		(128.3)	(111.1)	(246.7)
Share of post tax loss of equity accounted joint ventures and associates		(0.8)	(0.4)	(1.2)
Other income		7.0	7.9	11.0
EBITDA (earnings before interest, tax, depreciation and amortisation)		64.1	50.3	140.5
Depreciation of property, plant and equipment		(16.8)	(15.4)	(31.7)
Amortisation of purchased or internally developed intangible assets		(1.3)	(0.7)	(2.8)
Group operating profit before acquisition amortisation		46.0	34.2	106.0

Amortisation of intangible assets arising from acquisitions		(7.4)	(6.0)	(12.6)
Group operating profit		38.6	28.2	93.4
(Loss)/gain on business divestments and unrealised impairment of investment	3	(4.2)	0.7	4.6
(Loss)/profit on disposal of non-current assets		(0.1)	0.1	3.3
Finance income	4	1.9	2.4	4.2
Finance expense	4	(10.3)	(7.7)	(16.2)
Profit before tax		25.9	23.7	89.3
Taxation expense	5	(3.8)	(4.3)	(20.3)
Profit for the period		22.1	19.4	69.0
Profit attributable to:				
Equity shareholders of the parent company		22.1	20.3	69.0
Minority interest		-	(0.9)	-
		22.1	19.4	69.0
Earnings per share				
Basic	7	3.4p	3.1p	10.5p
Diluted	7	3.3p	3.0p	10.3p
Underlying (30 September 2006				

Restated) 7 4.6p 3.6p
11.3p

Consolidated Balance Sheet

	Notes	30 September 2007 (unaudited)	30 September 2006 (unaudited)	31 March 2007 (audited)
		£m	£m	£m
Non-current assets				
Goodwill		418.3	316.5	373.1
Intangible assets		74.7	56.1	65.0
Property, plant and equipment		334.7	344.2	341.5
Financial assets		17.5	19.5	18.8
Investments		16.3	2.0	28.5
Investments accounted for using the equity method		9.2	0.2	0.3
Deferred tax asset		-	5.4	11.0
		870.7	743.9	838.2
Current assets				
Inventories		46.2	31.0	39.5
Financial assets		3.6	3.0	4.0
Trade and other receivables		365.2	306.0	401.2
Cash and cash equivalents		21.5	17.9	20.0
Investments		1.7	4.3	4.0
Non-current assets classified as held for sale		1.8	7.6	1.8
		440.0	369.8	470.5
Total assets		1,310.7	1,113.7	1,308.7
Current liabilities				
Trade and other payables		(347.6)	(276.8)	(339.4)
Current tax		(4.3)	-	(6.9)
Provisions		(10.6)	(5.9)	(1.1)
Financial liabilities		(5.7)	(4.1)	(15.9)
		(368.2)	(286.8)	(363.3)
Non-current liabilities				
Retirement benefit obligation (gross of deferred tax)	12	(36.5)	(165.9)	(90.8)
Deferred tax liability		(23.8)	(0.8)	(30.9)

Provisions		(4.1)	(8.0)	(13.1)
Financial liabilities		(362.4)	(291.4)	(327.7)
Other payables		(9.4)	(4.5)	(5.5)
		(436.2)	(470.6)	(468.0)
Total liabilities		(804.4)	(757.4)	(831.3)
Net assets		506.3	356.3	477.4
Capital and reserves				
Ordinary shares		6.6	6.6	6.6
Capital redemption reserve		39.9	39.9	39.9
Share premium account		147.6	147.6	147.6
Own shares		(12.5)	-	(0.1)
Hedging and translation reserve		(20.7)	4.0	(13.1)
Retained earnings		345.3	159.4	296.4
Capital and reserves attributable to shareholders of the parent company		506.2	357.5	477.3
Minority interest		0.1	(1.2)	0.1
Total shareholders' funds	11	506.3	356.3	477.4

Consolidated Cash Flow Statement

	6 months ended 30 September 2007 (unaudited) £m	6 months ended 30 September 2006 (unaudited) £m	Year ended 31 March 2007 (audited) £m
Profit for the period	22.1	19.4	69.0
Taxation expense	3.8	4.3	20.3
Net finance costs	8.4	5.3	12.0
Loss/(gain) on business divestments and unrealised impairment of investment	4.2	(0.7)	(4.6)
Loss/(profit) on disposal of non-current assets	0.1	(0.1)	(3.3)

Depreciation of property, plant and equipment	16.8	15.4	31.7
Amortisation of intangible assets	8.7	6.7	15.4
Share of post tax loss of equity accounted entities	0.8	0.4	1.2
Increase in inventories	(6.7)	(5.6)	(15.5)
Decrease/(increase) in receivables	32.1	32.0	(33.9)
Increase/(decrease) in payables	0.2	(31.4)	27.0
Increase/(decrease) in provisions	0.4	(12.6)	(12.3)
Cashflow from operations	90.9	33.1	107.0
Tax paid	(10.8)	(0.3)	(3.3)
Interest received	0.5	1.2	4.2
Interest paid	(10.0)	(6.5)	(13.8)
Net cash flow from operating activities	70.6	27.5	94.1
Capitalised development costs	-	(2.2)	(3.2)
Purchase and capitalisation of other intangible assets	(5.5)	(3.4)	(8.9)
Purchase of property, plant and equipment	(11.2)	(17.8)	(34.8)
Sale of property, plant and equipment	15.2	4.0	8.6
Investments in associate undertaking and investments	(3.8)	(0.6)	(9.4)
Purchase of subsidiary undertakings	(75.0)	(35.7)	(134.3)
Sale of interest in subsidiary undertakings	-	1.1	17.9
Net cash flow from investing activities	(80.3)	(54.6)	(164.1)

Net costs from

initial public offering	-	(1.4)	(2.0)
Cash outflow from repayment of loans	-	-	(79.2)
Cash outflow from repayment of loan notes	-	(1.3)	(1.4)
Cash inflow from loans received	44.5	4.8	131.3
Cash inflow from loan notes	-	-	1.3
Payment of deferred finance costs	-	-	(0.4)
Shares purchased by employee trusts	(12.4)	-	-
Equity dividends paid	(16.2)	(14.8)	(22.7)
Capital element of finance lease rental payments	(1.7)	(2.4)	(5.9)
Capital element of finance lease rental receipts	1.7	1.5	3.5
Net cash flow from financing activities	15.9	(13.6)	24.5
Increase/(decrease) in cash and cash equivalents	6.2	(40.7)	(45.5)
Effect of foreign exchange changes on cash and cash equivalents	-	-	(0.5)
Cash and cash equivalents at beginning of period	12.6	58.6	58.6
Cash and cash equivalents at end of period	18.8	17.9	12.6
Cash and cash equivalents	21.5	17.9	20.0
Overdrafts	(2.7)	-	(7.4)
Cash and cash equivalents at end of period	18.8	17.9	12.6

Consolidated statement of recognised income and expense

	6 months ended 30 September 2007 (unaudited)	6 months ended 30 September 2006 (unaudited) £m	Year ended 31 March 2007 (audited) £m
Net loss on hedge of net investment in foreign subsidiary	(6.7)	(10.4)	(14.4)
Decrease in fair value of hedging derivatives	(1.2)	(1.4)	(5.6)
Movement in deferred tax on hedging derivatives	0.3	-	2.0
Gain/(loss) on available for sale financial assets	0.3	(6.9)	10.0
Gain on available for sale financial assets recycled on disposal	(3.6)	-	-
Actuarial gain recognised in the defined benefit pension schemes	53.5	7.1	85.8
Decrease in deferred tax due on movement in pension deficit	(8.2)	(0.9)	(17.9)
Net income/(expense) recognised directly in equity	34.4	(12.5)	59.9
Profit for the period	22.1	19.4	69.0
Total recognised income and expense for the period	56.5	6.9	128.9
Attributable to:			
Equity shareholders of the parent company	56.5	7.8	128.9
Minority interest	-	(0.9)	-
	56.5	6.9	128.9

1. Significant accounting policies

Basis of preparation

QinetiQ Group plc is a company domiciled in the United Kingdom. The condensed interim financial statements of the Group for the six months ended 30 September 2007 comprise the Group and its subsidiaries (together referred to as the "Group").

The Group financial statements for the year ended 31 March 2007 are available upon request from the Company's registered office at 85 Buckingham Gate, London, SW1E 6PD.

These condensed Group interim financial statements have been prepared in accordance with "IAS 34 Interim Financial Reporting" as adopted by the EU and the requirements of the Disclosures and Transparency Rules. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group financial statements for the year ended 31 March 2007. These condensed interim financial statements were approved by the Board of Directors on 28 November 2007.

The comparative figures for the year ended 31 March 2007 have been extracted from the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report to the auditors was (i) unqualified; (ii) did not include a reference to matters to which the auditors drew attention by way emphasis without qualifying their report; and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The accounting policies applied by the Group in these condensed Group interim financial statements are the same as those applied by the Group in its Group financial statements for the year ended 31 March 2007 except that "IFRS 7 Financial Instruments: Disclosures" has been adopted in the current year. IFRS 7 has not had any impact on the disclosures presented in these condensed Group interim financial statements.

2. Business segments

Six months ended 30 September 2007 (unaudited)

	EMEA	QinetiQ North America	Ventures	Consolidated
	£m	£m	£m	£m
Revenue	377.2	256.6	5.0	638.8
Other information				
EBITDA before share of equity accounted entities	37.3	32.9	(5.3)	64.9
Share of loss of equity accounted entities	-	-	(0.8)	(0.8)
EBITDA	37.3	32.9	(6.1)	64.1
Depreciation of property, plant				

and equipment	(14.2)	(2.2)	(0.4)	(16.8)
Amortisation of purchased or internally developed intangible assets	(1.0)	-	(0.3)	(1.3)
Group operating profit/(loss) before acquisition amortisation	22.1	30.7	(6.8)	46.0
Amortisation of intangible assets arising from acquisitions	(0.4)	(7.0)	-	(7.4)
Group operating profit/(loss)	21.7	23.7	(6.8)	38.6

2. Business segments (continued)

6 months ended 30 September 2006 (unaudited) Restated*

	EMEA	QinetiQ North America	Ventures	Consolidated
	£m	£m	£m	£m
Revenue	369.9	165.8	3.5	539.2
Other information				
EBITDA before share of equity accounted entities	35.4	19.3	(4.0)	50.7
Share of loss of equity accounted entities	-	-	(0.4)	(0.4)
EBITDA	35.4	19.3	(4.4)	50.3
Depreciation of property, plant and equipment	(13.5)	(1.6)	(0.3)	(15.4)
Amortisation of purchased or internally developed intangible assets	(0.5)	-	(0.2)	(0.7)
Group operating profit/(loss) before acquisition amortisation	21.4	17.7	(4.9)	34.2
Amortisation of intangible assets arising from acquisitions	(1.2)	(4.8)	-	(6.0)

Group operating profit/(loss)	20.2	12.9	(4.9)	28.2

* The segmental results for the 6 months ended 30 September 2006 have been restated to align with the sector structure used in the year ended 31 March 2007 and the 6 months ended 30 September 2007. This has involved the restatement of the former Defence & Technology and Security & Dual Use sectors into the EMEA and Ventures sectors.

Year ended 31 March 2007

	EMEA	QinetiQ North America	Ventures	Consolidated
	£m	£m	£m	£m
Revenue	779.3	358.2	12.0	1,149.5
Other information				
EBITDA before share of equity accounted entities	102.2	43.1	(3.6)	141.7
Share of loss of equity accounted entities	-	0.1	(1.3)	(1.2)
EBITDA	102.2	43.2	(4.9)	140.5
Depreciation of property, plant and equipment	(27.8)	(3.2)	(0.7)	(31.7)
Amortisation of purchased or internally developed intangible assets	(1.4)	(0.1)	(1.3)	(2.8)
Group operating profit/(loss) before acquisition amortisation	73.0	39.9	(6.9)	106.0
Amortisation of intangible assets arising from acquisitions	(1.9)	(10.7)	-	(12.6)
Group operating profit/(loss)	71.1	29.2	(6.9)	93.4

3. (Loss)/gain on business divestments and unrealised impairment of investment

	6 months ended 30 September 2007 (unaudited)	6 months ended 30 September 2006 (unaudited)	Year ended 31 March 2007 (audited)
		£m	£m
(Loss)/gain on business			

divestments	(1.9)	0.7	13.4
Unrealised impairment of investment	(2.3)	-	(8.8)
	(4.2)	0.7	4.6

The loss on business divestment of £1.9m in the 6 months to 30 September 2007 represents the net book loss arising on the establishment of the QinetiQ Venture Fund with Coller Capital and the deconsolidation of certain previously consolidated subsidiaries that were transferred into the fund at inception.

The unrealised impairment of investment in the 6 months to 30 September 2007 relates to the impairment of the pSivida investment reflecting the decrease in the share price of pSivida from A$0.27 per share at 31 March 2007 to A$0.11 at 30 September 2007.

4. Finance income and expense

	6 months ended 30 September 2007 (unaudited) £m	6 months ended 30 September 2006 (unaudited) £m	Year ended 31 March 2007 (audited) £m
Receivable on bank deposits	0.9	1.3	2.1
Finance lease income	0.8	1.1	2.1
Amortisation of discount on financial asset	0.2	-	-
Finance income	1.9	2.4	4.2
Amortisation of recapitalisation fee	(0.1)	(0.1)	(0.2)
Payable on bank loans and overdrafts	(5.6)	(6.6)	(12.3)
Payable on US$ private placement debt	(3.6)	-	(1.6)
Finance lease expense	(0.6)	(1.0)	(1.9)
Amortisation of discount on financial liability	(0.4)	-	(0.2)
Finance expense	(10.3)	(7.7)	(16.2)
Net finance expense	(8.4)	(5.3)	(12.0)

5. Taxation expense

The tax charge has been based on the expected tax rate for the year ending 31 March 2008 on the Group's profit before tax, acquisition intangible amortisation, and loss on disposal of non current assets and unrealised impairment of investment.

6. Dividends

On 27 November 2007 the Directors declared an interim dividend of 1.33p (6 months ended 30 September 2006: 1.20p) pence per ordinary share payable on 22

February 2008. The record date for the dividend will be 25 January 2008. The QinetiQ Group plc Employee Benefit Trust has waived its entitlement to dividends in the amount of £0.1m (2006: nil). On 31 August 2007 the Group paid a final dividend of 2.45 pence per ordinary share totalling £16.2m in respect of the year ended 31 March 2007.

7. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period (less those non-vested shares held by employee ownership trusts). For diluted earnings per share the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares arising from share options granted. Underlying earnings per share are presented in addition to basic and diluted earnings per share as the directors consider this gives a more relevant indication of underlying performance and reflect the adjustments for the impact of non-recurring and other unrepresentative items on basic earnings per share.

6 months ended 30 September 2007 (unaudited)

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	22.1	658.6	3.36
Effect of dilutive securities - options		2.9	(0.02)
Diluted	22.1	661.5	3.34

Underlying earnings per share	Earnings £m	Weighted average number of shares Million	Per share amount pence
Basic	22.1	658.6	3.36
Loss on business divestments and unrealised impairment of investment	4.2		0.63
Loss on disposal of non-current assets	0.1		0.02
Amortisation of intangible assets arising from acquisitions	7.4		1.12
Tax rate change	(1.0)		(0.15)
Tax impact of items above	(2.3)		(0.35)
Underlying	30.5	658.6	4.63

6 months ended 30 September 2006 (unaudited)

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	20.3	654.5	3.10
Effect of			

	Earnings	Weighted average number of shares	Per share amount
dilutive securities - options		12.3	(0.06)
Diluted	20.3	666.8	3.04

Underlying earnings per share (restated)	Earnings £m	Weighted average number of shares Million	Per share amount pence
Basic	20.3	654.5	3.10
Profit on business divestments	(0.7)		(0.11)
Profit on disposal of non-current assets	(0.1)		(0.01)
Amortisation of intangible assets arising from acquisitions	6.0		0.92
Tax impact of items above	(2.1)		(0.32)
Underlying	23.4	654.5	3.58

Underlying earnings per share has been restated to exclude from underlying earnings the profit on business divestments in order to be consistent with the current interim period and prior year end analysis. The tax impact of earnings has also been adjusted to reflect this change.

7. Earnings per share (continued)

Year ended 31 March 2007

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	69.0	656.6	10.51
Effect of dilutive securities - options		11.0	(0.17)
Diluted	69.0	667.6	10.34

Underlying earnings per share	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	69.0	656.6	10.51
Gain on business divestments and unrealised impairment of investment	(4.6)		(0.70)
Profit on disposal of non-current assets	(3.3)		(0.50)
Amortisation of intangible			

assets arising from acquisitions	12.6		1.92
Tax impact of items above	0.4		0.06
Underlying	74.1	656.6	11.29

8. Business combinations

On 16 April 2007 the Group completed the acquisition of ITS Corporation for initial net consideration of £41.5m ($82.6m), a further £5.0m ($10.0m) to be paid following the satisfaction of certain performance criteria, additional deferred consideration of £0.3m ($0.6m) payable two years after completion and acquisition costs of £0.5m ($1.0m). The provisional fair value of net assets acquired was £17.1m ($34.0m) resulting in goodwill of £30.2m ($60.2m).

On 5 June 2007 the Group completed the acquisition of Automatika, Inc. for initial consideration of £4.0m ($8.0m), an additional deferred consideration of £0.6m ($1.2m) payable two years after completion and acquisition costs of £0.1m ($0.2m). The provisional fair value of net assets acquired was £0.2m ($0.4m) resulting in goodwill of £4.5m ($9.0m).

On 5 June 2007 the Group completed the acquisition of Applied Perception, Inc. for initial consideration of £4.3m ($8.6m), an additional deferred consideration of £0.6m ($1.2m) payable two years after completion and acquisition costs of £0.1m ($0.2m). The provisional fair value of net assets acquired was £0.4m ($0.8m) resulting in goodwill of £4.6m ($9.2m).

On 26 June 2007 the Group completed the acquisition of 3H Technologies LLC for initial net consideration of £24.5m ($49.0m), an additional contingent consideration of up to £1.0m ($2.0m) payable 18 months after completion and acquisition costs of £0.1m ($0.2m). The provisional fair value of net assets acquired was £7.8m ($15.6m) resulting in goodwill of £17.8m ($35.6m).

9. Analysis of net debt

	30 September 2007 (unaudited) £m	30 September 2006 (unaudited) £m	31 March 2007 (audited) £m
Due within one year			
Bank and cash	21.5	17.9	20.0
Bank overdraft	(2.7)	-	(7.4)
Recapitalisation fee	0.2	0.2	0.2
Loan notes	(0.1)	(0.2)	(5.2)
Finance lease debtor	3.0	3.0	3.0
Finance lease creditor	(2.9)	(4.1)	(3.2)
Derivative financial assets	0.6	-	1.0
Derivative financial liabilities	(0.2)	-	(0.3)
	19.4	16.8	8.1
Due after one year			
Bank Loan	(219.3)	(273.4)	(180.1)
Recapitalisation fee	0.6	0.7	0.6
US$ 260m loan repayable 2013 & 2016	(130.3)	-	(134.3)
Loan notes	-	(3.8)	-
Finance lease debtor	13.5	14.5	14.1

Finance lease creditor	(13.3)	(14.5)	(13.9)
Escrow cash	3.0	-	3.1
Derivative financial assets	1.0	5.0	1.6
Derivative financial liabilities	(0.1)	(0.4)	-
	(344.9)	(271.9)	(308.9)
Total net debt	(325.5)	(255.1)	(300.8)

10. Reconciliation of net cash flow to movement in net debt

	6 months ended 30 September 2007 (unaudited) £m	6 months ended 30 September 2006 (unaudited) £m	Year ended 31 March 2007 (audited) £m
Increase/(decrease) in cash in the period	6.2	(40.7)	(45.5)
New loans	(44.5)	(4.8)	(131.3)
New loan notes	-	-	(1.3)
Bank loan repayments	-	-	79.2
Loan note repayments	-	1.3	1.4
Payment of deferred financing costs	-	0.4	0.4
Capital element of finance lease payments	1.7	2.4	5.9
Capital element of finance lease receipts	(1.7)	(1.5)	(3.5)
Change in net debt resulting from cash flows	(38.3)	(42.9)	(94.7)
Amortisation of deferred financing costs	(0.2)	(0.1)	(0.2)
Foreign exchange movements	9.4	22.8	30.2
Accrued US$ 260m loan interest	-	-	(1.6)
Loan note disposed with business divestment	5.1	-	-
Finance lease receivables	1.1	1.0	2.6
Finance lease payables	(0.8)	(0.9)	(2.9)
Movement on escrow cash	-	-	3.1
Movement on derivatives	(1.0)	(2.0)	(4.3)
Net debt at the start of the period	(300.8)	(233.0)	(233.0)
Net debt at the			

end of the period	(325.5)	(255.1)	(300.8)

11. Changes in equity

	6 months ended 30 September 2007 (unaudited) £m	6 months ended 30 September 2006 (unaudited) £m	Year ended 31 March 2007 (audited) £m
Shareholders' funds at the start of the period	477.4	362.9	362.9
Exchange loss	(6.7)	(10.4)	(14.4)
Profit for the period	22.1	19.4	69.0
Dividends paid	(16.2)	(14.8)	(22.7)
Issue of new shares	-	0.2	0.2
Purchase of own shares	(12.4)	(0.1)	(0.1)
Share based payments	1.0	1.0	1.1
Deferred tax on exercise of share options	-	-	4.8
Impairment of available for sale financial assets	-	-	1.6
Net gain/(loss) on available for sale financial assets	0.3	(6.9)	10.0
Gain on available for sale financial assets recycled on disposal	(3.6)	-	-
Decrease in fair value of hedging derivatives	(1.2)	(1.4)	(5.6)
Deferred tax on hedging derivatives	0.3	-	2.0
Minority interest arising on acquisition and disposal	-	0.2	0.7
Actuarial gain recognised in the defined benefit pension schemes	53.5	7.1	85.8
Reduction in deferred tax asset on pension deficit	(8.2)	(0.9)	(17.9)
Shareholders' funds at the end of the			

period	506.3	356.3	477.4

In the six months to 30 September 2007 the Group granted 7.5 million of new share options to certain employees under the Group Share Option Scheme. The total number of ordinary shares in issue at 30 September 2007 was 660.5m (31 March 2007: 660.1m)

12. Post-retirement benefits

Introduction and background to IAS 19
International Accounting Standard 19 (Employee Benefits) requires the Group to include in the balance sheet the surplus or deficit on its defined benefit pension schemes calculated as at the balance sheet date. It is a snapshot view which can be significantly influenced by short-term market factors. The calculation of the surplus or deficit is, therefore, dependent on factors which are beyond the control of the Group - principally the value at the balance sheet date of equity shares in which the scheme has invested and long term interest rates which are used to discount future liabilities. The funding of the schemes is based on long term trends and assumptions relating to market growth, as advised by qualified actuaries.

There were no outstanding or prepaid contributions at the balance sheet date (September 2006: £nil). Set out below is a summary of the overall IAS 19 defined benefit pension schemes' liabilities. The fair value of the schemes assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes liabilities, which are derived from cash flow projections over long periods, and thus inherently uncertain, were:

	30 September 2007 (unaudited) £m	30 September 2006 (unaudited) £m	31 March 2007 (audited) £m
Equities	675.8	562.8	641.5
Corporate bonds	75.1	86.6	74.5
Government bonds	77.5	79.0	74.7
Cash	9.2	4.5	3.4
Total market value of assets	837.6	732.9	794.1
Present value of scheme liabilities	(874.1)	(898.8)	(884.9)
Net pension liability before deferred tax	(36.5)	(165.9)	(90.8)
Deferred tax asset	10.2	49.5	27.1
Net pension liability	(26.3)	(116.4)	(63.7)

Assumptions
The major assumptions (weighted to reflect individual scheme differences) were:

	30 September 2007 (unaudited)	30 September 2006 (unaudited)	31 March 2007 (audited)
Rate of increase in salaries	4.8%	4.4%	4.6%

Rate of increase in pensions in payment	3.3%	2.9%	3.1%
Rate of increase in pensions in deferment	3.3%	2.9%	3.1%
Discount rate applied to scheme liabilities	5.9%	5.0%	5.4%
Inflation rate	3.3%	2.9%	3.1%
Average life expectancy beyond 60 for scheme members not currently retired (years) Male	27	26	26
Female	30	29	29

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. It is important to note that these assumptions are long term, and in the case of the discount rate and the inflation rate are measured by external market indicators. The principal sensitivities regarding the key assumptions in the IAS19 valuation are:

Assumption	Change in assumption	Indicative effect on the scheme liabilities
Discount rate	Increase/decrease by 0.1%	Decrease/increase by £22m
Inflation and salary increase	Increase/decrease by 0.1%	Increase/decrease by £21m
Life expectations	Increase by 1 year	Increase by £21m

	6 months ended 30 September 2006 (unaudited)	6 months ended 30 September 2006 (unaudited)	Year ended 31 March 2007 (audited)
	£m	£m	£m
Changes to the fair value of scheme assets:			
Opening fair value of scheme assets	794.1	716.0	716.0
Actual return on assets	35.8	5.2	51.9
Contributions by the employer	16.3	16.8	33.3
Contributions by plan participants	3.3	2.8	5.6
Net benefits paid out	(10.4)	(10.9)	(18.8)
Business disposal in the period	(1.5)	-	-
Curtailments	-	3.0	6.1

Closing fair value of scheme assets	837.6	732.9	794.1

	6 months ended 30 September 2007 (unaudited) £m	6 months ended 30 September 2006 (unaudited) £m	Year ended 31 March 2007 (audited) £m
Changes to the present value of the defined benefit obligation:			
Opening defined benefit obligation	884.9	884.4	884.4
Current service cost	19.7	24.3	47.7
Interest cost	23.7	21.8	44.3
Contributions by plan participants	3.3	2.8	5.6
Actuarial gain on scheme liabilities	(45.5)	(26.6)	(84.3)
Net benefits paid out	(10.4)	(10.9)	(18.9)
Curtailments	-	3.0	6.1
Business disposal in the period	(1.6)	-	-
Closing defined benefit obligation	874.1	898.8	884.9

13. Transactions with MOD

The MOD is an 18.9% (2006: 19.2%) shareholder in the Group. Transactions between the Group and the MOD are disclosed as follows:

Trading
The MOD is a major customer of the Group. An analysis of trading with the MOD is presented below

	6 months ended 30 September 2007 (unaudited) £m	6 months ended 30 September 2006 (unaudited) £m	Year ended 31 March 2007 (audited) £m
Sale to the MOD excluding property rental income	276.6	267.8	584.5
Property rental income	3.4	3.3	6.8
Total income from the MOD	280.0	271.1	591.3
Purchased services from the MOD	5.1	7.5	12.4
Trade debtors	53.8	34.1	81.3
Trade creditors	0.0	0.2	0.1

14. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

During the period to 30 September 2007 there were sales to associates, Redu Space Services SA, of £0.4m (30 September 2006: £nil, 31 March 2007: £nil) and Infoscitex, Inc., of £nil (30 September 2006: £0.1m, 31 March 2007: £0.2m). There were no other related party transactions between the Group and its joint ventures and associates during the period.

15. Post balance sheet events

On 24 October 2007 the Group completed the acquisition of Boldon James Holdings Limited for an initial consideration of £12.9m and assumed net debt of £2.3m on completion. A further amount of £4.3m is payable dependent on the achievement of specific performance criteria. Boldon James Holdings Limited is a UK-based provider of software solutions for high end secure messaging, primarily for military, government and security customers worldwide.

Responsibility statements of the directors in respect of the interim financial report

We, the directors of the Company, confirm that to the best of our knowledge:

a. The condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU:

b. The interim management report includes a fair review of the information requited by DTR 4.2.7R, being an indication of important events that have occurred during the interim period and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remainder of the financial year; and

c. The interim management report includes a fair review of the information required by DTR 4.2.8R, being disclosure of related party transactions and changes therein since the last annual report.

By order of the Board

G Love
Chief Executive Officer

D Webb
Chief Financial Officer

Independent review report to QinetiQ Group plc

Introduction

We have been engaged by the group to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 which comprise the Income Statement, Balance Sheet, Cash Flow, Statement of Recognised Income and Expenses and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the condensed set of financial statements.

This report is made solely to the group in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (The DTR") of the UK's Financial Services Authority (the UK FSA"). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the group for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the group a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
London
28 November 2007

GLOSSARY

Backlog	-	The expected future value of turnover from contractually-committed customer orders (excluding £4.7bn value of remaining 21 years of LTPA contract)
Book to bill	-	Ratio of orders in year to turnover in year, excluding

ratio		LTPA
C4ISR	-	Command, Control, Communications Computers, Intelligence, Surveillance and Reconasissance
DoD	-	US Department of Defense
DTR	-	Defence Training Rationalisation programme
EMEA	-	QinetiQ's Europe, Middle East and Australasia sector
GPS	-	Global Positioning System
IV&V	-	Independent Verification and Validation
MOD	-	UK Ministry of Defence
NASA	-	National Aeronautics and Space Administration
Organic Growth	-	The level of year-on-year growth on a constant currency basis, expressed as a percentage, based on the businesses that have been part of the Group for at least 12 months
QNA	-	QinetiQ's North American sector
SETA	-	Systems Engineering and Technical Assistance
Underlying earnings per share	-	Earnings per share as adjusted for non-recurring and other items as set out in note 7 to the interim results
Underlying effective tax rate	-	The tax charge for the year excluding the tax impact on non-recurring items expressed as a percentage of underlying profit before tax
Underlying operating cash conversion	-	The ratio of net cash flow from operations, less cash outflows on the purchase of intangible assets and property, plant and equipment to underlying operating profit
Underlying operating margin	-	Earnings before interest and tax (excluding property, plant and equipment disposals and amortisation of intangibles arising on acquisitions) as a percentage of turnover
Underlying operating profit	-	Earnings before interest and tax (excluding property, plant and equipment disposals and amortisation of intangibles arising on acquisitions)
Underlying profit before tax	-	Profit before tax excluding, property, plant and equipment disposals, sale of interest in equity accounted associate and amortisation of intangible assets arising from acquisitions

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	15:03 13-Nov-07
Number	6338H

RNS Number:6338H
QinetiQ Group plc
13 November 2007

QinetiQ Group plc
13 November 2007

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 12 November 2007 that the following Directors of the Company acquired

Shares under the SIP on 9 November 2007, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	96	7,830,265
Doug Webb	96	619,882

* The Number of Shares acquired includes 72 Partnership Shares acquired at 174 pence and 24 Matching Shares acquired at 174 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

13 November 2007
END

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Holding(s) in Company
Released	09:26 07-Nov-07
Number	1785H

RNS Number:1785H
QinetiQ Group plc
07 November 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	QinetiQ Group plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 October 2007
6. Date on which issuer notified:	06 November 2007
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORD GBP0.01	Below 3%		19,844,997	19,844,997		3.00	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
19,844,997	3.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (19,844,997- 3.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)
Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Insurance Holdings Limited Direct) (LGIH)
Legal & General Assurance Society Limited(LGAS & LGPL)
Legal & General Pensions Limited (Direct)(LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 660,476,373
Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to L&G in the form of an in-specie transfer.

14. Contact name: Lynton Boardman, Company Secretary, QinetiQ Group plc

15. Contact telephone number: 01252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	11:46 31-Oct-07
Number	7136G

RNS Number:7136G
QinetiQ Group plc
31 October 2007

QinetiQ Group plc
31st October 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital
In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	DTR Statement from MOD
Released	11:04 25-Oct-07
Number	3467G

RNS Number:3467G
QinetiQ Group plc
25 October 2007

QinetiQ Group plc
25 October 2007

Ministry of Defence written statement on Defence Training Rationalisation (DTR) programme

Further to its trading statement of 28 September 2007, QinetiQ Group plc ('QinetiQ'), the international defence and security technology company, draws attention to the following written statement on the Defence Training Rationalisation (DTR) programme, issued by the Ministry of Defence today.

"This statement updates the House on the Defence Training Rationalisation Programme following the announcement made in January this year (17 Jan 2007: Column 789).

"We continue to make progress on Package 1, which aims to deliver training for Engineering and Communications and Information Systems. We have now let a risk reduction contract with Metrix which seeks to increase confidence in our ability to amend training courses quickly and efficiently over the life of the main contract in response to changes in training needs. It is anticipated that we will be in a position to commit to the final developmental phase of the Project in the spring of next year with a view to signing the main contract within a further year. Construction at the St Athan site would then start in 2009, with the aim of completing the final phase by 2013.

"The work to explore possible synergies and economies of scale across the programme as a whole has concluded that there are insufficient efficiencies to move forward on this basis. We therefore continue to consider a range of options for Package 2, which aims to provide training for Logistics and Personnel Administration, Police and Guarding, Security, Languages, Intelligence and Photography. These options vary from adaptations to Metrix' original PFI proposals through to a full conventional procurement. The work to develop an affordable project will continue to focus on how best to improve our accommodation and training facilities, and meet our commitments following the review by Nicholas Blake QC to improve the support, welfare and wellbeing of our trainees.

"We continue to manage the implications for our people sensitively and in full consultation with Trades Unions and staff. For Package 1, our civilian staff in scope will continue to be required to transfer to the new Partner, although no moves will take place before 2011. For Package 2, training will continue to be delivered at the Package 2 sites under current arrangements for at least the foreseeable future. We now plan to take forward more detailed negotiations with the Metrix consortium to press ahead with Package 1. The work on Package 2

will be conducted in parallel and a further update on both packages will be provided next year."

- ends -

For further information please contact:

Metrix press office +44 (0)20 7227 1010

Adrian Colman, QinetiQ Investor Relations (d) +44 (0)1252 395366

(m) +44 (0)7740 432699

Nicky Louth-Davies
Head of Media & Corporate Affairs
QinetiQ
t: 01252 392809
m: 07795 290593
www.QinetiQ.com

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Acquisition
Released	11:46 24-Oct-07
Number	2722G

RNS Number:2722G
QinetiQ Group plc
24 October 2007

QinetiQ Group plc
24 October
2007

QinetiQ announces UK security acquisition

QinetiQ Group plc announces today that it has completed the acquisition of Boldon James Holdings Limited ('Boldon James') from ISIS Equity Partners, the management team and other staff who hold shares following the exercise of options. The acquisition represents the continuing execution of QinetiQ's strategy to grow its Europe, Middle East and Australasia (EMEA) capabilities. It has been settled for an initial cash consideration of around £15.7m, with a further payment of around £4.3m depending on the achievement of specific performance criteria.

Boldon James is a UK-based provider of software solutions for high end secure messaging, primarily for military, government and security customers worldwide. In December 2006 the company was named Microsoft's worldwide 'Go to market partner' for messaging in defence and homeland security. Its core products compliment Microsoft Windows, UNIX and Fujitsu VME messaging platforms.

The acquisition will enhance QinetiQ's portfolio of security based software products, providing additional routes to market in the USA, Europe and the Asia Pacific regions and broadening its customer base. Bolden James' principal customers are international systems integrators, such as EDS, EADS, IBM, Fujitsu and Steria, through which they provide their products. Other customers or end users include the UK's Ministry of Defence, the German Bundeswehr and the US Department of Defense, and numerous other government departments worldwide.

Boldon James employs around 70 people, with offices in Crewe and Maidenhead

- ends -

For further information please contact:

QinetiQ Media Relations: Nicky Louth-Davies +44 (0)7795 290593
QinetiQ Investor Relations: Adrian Colman +44 (0)7740 432699

Nicky Louth-Davies
Head of Media & Corporate Affairs
QinetiQ
t: 01252 392809
m: 07795 290593
www.QinetiQ.com

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	10:04 01-Oct-07
Number	8443E

RNS Number:8443E
QinetiQ Group plc
01 October 2007

QinetiQ Group plc
1 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to a transaction notified in accordance with DR3.1.4R(1).

QinetiQ Group plc (the "Company") announces that it received notification on 28 September 2007 of the following purchase of Ordinary Shares at a price per share of £1.71 by the following director of the Company:

Name of Director No. of Ordinary Shares Purchased Percentage of issued share capital

Sir David Lees 28,000 0.0042%

As a result of the above, the interest of Sir David Lees in the Company's Ordinary Shares is as follows:

Name of Director Total number of Ordinary Percentage of issued share capital Shares held following notification

Sir David Lees 63,000 0.0095%

The transaction described above took place on 28 September 2007 in the United Kingdom and related to Ordinary Shares held by the director referred to above. No connected persons of such director participated in the disclosed transaction.

Lynton D. Boardman
Company Secretary
1 October 2007
Tel: (+44) (0)1252 392000

END

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 4586941

Company Name in full QINETIQ GROUP PLC

Date of this return

The information in this return is made up to

Day		Month		Year			
3	0	0	9	2	0	0	7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office

Show here the address **at the date of this return.**

85 BUCKINGHAM GATE

Any change of registered office ***must*** *be notified on form 287.*

Post town: LONDON

County / Region:

UK Postcode: SW1E 6PD

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS, The CauseWay

Post town: Worthing

County / Region: West Sussex

UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Company type	
Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): LYNTON DAVID

Surname: BOARDMAN

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: CHERWELL, FOREST DRIVE

Post town: KINGSWOOD

County / Region: SURREY

UK Postcode: KT20 6LU

Country: ENGLAND

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	22 08 1946
Forename(s)	COLIN VICTOR
Surname	BALMER
Address ††	85 BUCKINGHAM GATE
Post town	LONDON
County / Region	
UK Postcode	SW1E 6PD
Country	ENGLAND
Nationality	BRITISH
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Sir
Date of birth (Day Month Year)	27 08 1946
Forename(s)	SIR JOHN ALEXANDER RAYMOND
Surname	CHISHOLM
Address ††	BATCHWORTH HILL HOUSE, LONDON ROAD
Post town	RICKMANSWORTH
County / Region	HERTFORDSHIRE
UK Postcode	WD13 1JS
Country	ENGLAND
Nationality	BRITISH
Business occupation	CHAIRMAN

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title:

Date of birth (Day Month Year): 0 5 0 5 1 9 4 9

Forename(s): NOREEN

Surname: DOYLE

☐ **Address ††**: 35 RADNOR WALK

Post town:

County / Region: LONDON

UK Postcode: SW3 4BP

Country: ENGLAND

Nationality: AMERICAN AND IRISH

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title: Dr

Date of birth (Day Month Year): 3 1 1 2 1 9 4 3

Forename(s): PETER JOHN

Surname: FELLNER

X **Address ††**: VERNALLIS PLC, OAKDENE COURT, 613 READING ROAD

Post town: WINNERSH

County / Region: BERKSHIRE.

UK Postcode: RG41 5UA

Country: ENGLAND

Nationality: British

Business occupation: Company Director



Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Sir
Date of birth (Day Month Year)	23 11 1936
Forename(s)	SIR DAVID BRYAN
Surname	LEES
Address ††	OAKHURST, UFFINGTON
Post town	SHREWSBURY
County / Region	SALOP
UK Postcode	SY4 4SN
Country	ENGLAND
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	MR
Date of birth (Day Month Year)	18 03 1954
Forename(s)	GRAHAM CARVELL
Surname	LOVE
Address ††	24 COULSON STREET
Post town	LONDON
County / Region	
UK Postcode	SW3 3NA
Country	ENGLAND
Nationality	BRITISH
Business occupation	Company Director

BLUEPRINT 2000

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title

Date of birth (Day Month Year): 1 1 0 3 1 9 6 7

Forename(s): NICHOLAS LAWRENCE

Surname: LUFF

Address †† 6 SILVER LANE

Post town: PURLEY

County / Region: SURREY UK Postcode: CR8 3HG

Country: ENGLAND **Nationality** British

Business occupation Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: Mr

Date of birth (Day Month Year): 0 5 0 1 1 9 5 3

Forename(s): GEORGE

Surname: TENET

Address †† CODY TECHNOLOGY PARK, IVELY ROAD

Post town: FARNBOROUGH

County / Region: HAMPSHIRE UK Postcode: GU14 0LX

Country: ENGLAND **Nationality** American

Business occupation Non Exec Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title: Mr

Date of birth (Day Month Year): 2 0 | 0 3 | 1 9 6 1

Forename(s): DOUGLAS RUSSELL

Surname: WEBB

☐ **Address ††**: BLACKBERRY BARN, 4 LIDCOTE, DUNTON

Post town: BUCKINGHAM

County / Region: BUCKINGHAMSHIRE UK Postcode: MK18 3RY

Country: ENGLAND **Nationality**: British

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title:

Date of birth (Day Month Year):

Forename(s):

Surname:

☐ **Address ††**:

Post town:

County / Region: UK Postcode:

Country: **Nationality**:

Business occupation:


BLUEPRINT
2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
See attached schedule		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period [ ]

	on paper	in another format
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[ ]	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [ ] **Date** [ ]

† Please delete as appropriate.

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

This return includes 2 continuation sheets.

(enter number)

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,

HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

BLUEPRINT 2000

BLUEPRINT 2000

Issued share capital
Schedule to form 363a

CHFP010 **Company Number** 4586941

Company Name in full QINETIQ GROUP PLC

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
1st Deferred	0	£0.00
2nd Deferred	0	£0.00
Convertible Pref	3,752,686	£37,526.86
Ordinary - C	450,135	£450,135.00
Ordinary - D	537,250	£537,250.00
Ordinary-A	7,700,981	£77,009.81
Ordinary-A Non Voting	425,960	£425,960.00
Ordinary-B	583,333	£5,833.33
Ordinary-B Non Voting	37,040	£37,040.00
Redeemable Cumulative Preference	0	£0.00
Totals	13,487,385	1,570,755.00

BLUEPRINT 2000

Issued share capital
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ GROUP PLC

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Special Share	1	£1.00
Totals	1	1.00

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	13:12 28-Sep-07
Number	7523E

RNS Number:7523E
QinetiQ Group plc
28 September 2007

QinetiQ Group plc
28th September 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Trading Statement
Released	07:05 28-Sep-07
Number	6895E

RNS Number:6895E
QinetiQ Group plc
28 September 2007

QinetiQ Group plc
28 September 2007

Pre Close Trading Update

QinetiQ Group plc ('QinetiQ' or 'the Group'), the international defence and security technology company, today issues the following trading statement in respect of the six months ending 30 September 2007. The Group's interim results will be announced on 28 November 2007.

The Board confirms that the trading outlook for the year remains in line with that described in the Interim Management Statement issued to coincide with the Group's Annual General Meeting on 26 July 2007.

A key element of the Group's stated strategy is to build its footprint in the North American market and the Board is pleased to confirm that this business has continued to grow through very strong organic trading performance in the period supplemented by further acquisitions. The EMEA (Europe, Middle East and Australasia) sector continues to reposition itself to exploit its core UK defence technology platform in relevant defence markets globally.

QNA

QNA (QinetiQ North America) has seen continued strong order levels across all parts of the business driving a very strong trading performance, notwithstanding the adverse translation impact of a 7% weakening of the US dollar compared to sterling from the previous half year.

The Systems Engineering & Technical Assistance business has successfully retained in competition several important five year contracts worth in excess of $120m over the contract lives and the Technology business has received over $100m of further funding for Talon robots and spares, together with the first sales of a small number of SWORDS robots, the armed variant of the platform. Talon robot shipments have continued at the strong levels that were achieved in the second half of last year supplemented by strong spares sales.

Additionally QNA was awarded the right to participate in the Alliant contract, the US's largest government-wide acquisition contract. The Alliant contract is a 10-year indefinite delivery, indefinite quantity contract with a ceiling of $50 billion which enables US government agencies and military services to purchase innovative IT solutions.

Integration of the North American acquisitions is progressing well and the Group continues to see a healthy pipeline of further acquisition opportunities in North America. Additionally, the Group has successfully completed four

acquisitions in North America this financial year, together with the acquisition of Analex at the end of the prior year, and the initial trading from these businesses is positive.

EMEA

Overall, the EMEA business has traded in line with the comparative period in the previous year, with good progress being made on repositioning the business at the sub-sector level. In prior years, a significantly greater proportion of UK profit has been earned in the second half and this trend will be repeated in the current year. As part of the ongoing process to shape the EMEA sector the Group is looking to grow its capabilities and expand its geographic footprint beyond the UK into other international defence markets outside North America, initially in Australia and selected Middle and Far East markets.

Negotiations with the MOD on Package 1 of the Defence Training Rationalisation Programme continue to make good progress and the target remains to agree the final scope in 2007, with financial close expected 12 to 18 months thereafter. Discussions continue with the MOD over the affordability of Package 2.

The Board is also pleased to confirm that the Group and the trade unions have reached agreement to put to members of the defined benefit section proposed future changes to the core terms of the QinetiQ Group pension scheme as detailed below.

Ventures

The creation of a new technology venture fund with Coller Capital (QinetiQ Ventures LP) to accelerate the development and realisation of seven of its more mature venture investments was successfully completed on 3 August 2007. One of the fund's investments, Metalysis, a leading technology business for the global specialty metals industry, has completed a £13m funding round to support it in taking three product lines to commercial production using its patented technologies.

Among the retained ventures businesses we continue to receive positive feedback on the trial installations of Tarsier at London Heathrow and Providence, Rhode Island airports and the development of the day and night vision camera to supplement the existing system is progressing with an expected demonstration system due to be installed at London Heathrow in the third quarter of the financial year. As previously indicated, the level of QinetiQ revenue investment in the retained ventures is expected to be at a higher level than in the prior year.

Cash flow, tax rates and pension

Underlying cash conversion in the business remains strong and has been supplemented in the first half by the unwind of the unusually high MOD related working capital at the end of the prior year. During the period the company has provided some £12m of funding to the trustees of its employee share scheme trust to allow them to purchase shares in the company to hedge outstanding share options and other share based awards that have been made since IPO.

Following the changes to UK tax rates in the 2007 budget and further progress on the Group's tax filings, the underlying effective tax rate for the year is expected to be below that in the prior year.

Core changes to the defined benefit section include raising the normal pension age from 60 to 65 and a range of options that allow the employee to maintain future benefit accrual at their current levels, based on a higher rate of employee contribution, or to move to a lower accrual rate and capped pension increases, based on current employee contribution levels. The changes do not affect past service obligations and the Group is not making any additional cash funding to the scheme as part of these arrangements. Future cost increases will be dealt with through a risk sharing agreement.

Outlook
We believe that the execution of the Group's stated strategy is bearing fruit and we continue to look forward to the remainder of the current year with confidence.

Notes to Editors
About QinetiQ:
QinetiQ (pronounced ki net ik as in 'kinetic energy') is a leading international defence and security technology business that was formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ has approximately 13,500 employees, who deliver technology-based services and exploit QinetiQ's strengths in technology research by selling systems solutions, products and licences to government and commercial customers in a spectrum of defence, security and related commercial markets.

In February 2006, QinetiQ Group plc was listed on the London Stock Exchange (main market) and joined the FTSE250 in June 2006. In the year to 31 March 2007, QinetiQ delivered a 17.4 per cent rise in underlying operating profit before tax to £106.0m on turnover which rose by 9.3 per cent to £1,149.5m.

For further information see www.QinetiQ.com

Contacts:
QinetiQ Media Relations: Nicky Louth-Davies +44 (0)7795 290593
QinetiQ Investor Relations: Adrian Colman +44 (0)7740 432699

Disclaimer
All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	13:02 12-Sep-07
Number	7415D

RNS Number:7415D
QinetiQ Group plc
12 September 2007

QinetiQ Group plc
12 September 2007
DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 11 September 2007 that the following Directors of the Company acquired Shares under the SIP on 10 September 2007, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	97	7,830,076
Doug Webb	97	619,693

* The Number of Shares acquired includes 73 Partnership Shares acquired at 1.728 pence and 24 Matching Shares acquired at 1.728 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

12 September 2007
END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Holding(s) in Company
Released	16:12 05-Sep-07
Number	3668D

RNS Number:3668D
QinetiQ Group plc
05 September 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	QinetiQ Group plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3):	Nominees (Jersey) Ltd Boltro Nominees Ltd Lloyds Bank (PEP) Nominees Ltd Lloyds TSB Registrars Savings Nominees Ltd State Street Nominees Ltd
5. Date of transaction (and date on which the threshold is crossed or reached if different):	4th September 2007
6. Date on which issuer notified:	5th September 2007
7. Threshold(s) that is/are crossed or reached:	Reached 5%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
B0WMWD Ord GBP0.01	32,091,081	32,091,081	34,478,214	0	34,478,214	0	5.220

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/ date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
34,478,214	5.220

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

6,331,935 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,939 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

27,642 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

27,411,004 Shares are held by Lloyds TSB Registrars Savings Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

693,694 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Lynton Boardman, Company Secretary

15. Contact telephone name: +44 (0) 1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	16:22 28-Aug-07
Number	8882C

RNS Number:8882C
QinetiQ Group plc
28 August 2007

QinetiQ Group plc
28 August 2007

QinetiQ Group plc (the "Company") - directors and other PDMRs' share interests

QinetiQ Group plc announces the following transactions in respect of ordinary shares of 1 penny each in the Company ("Ordinary Shares") by Executive Directors and/or other Persons Discharging Managerial Responsibilities" ("PDMR").

1. Grant of options under the QinetiQ Group plc Share Option Scheme (the "SOS")

On 26 July 2007 options were granted to Duane Andrews over 232,421 Ordinary Shares at an exercise price of £1.74 per Ordinary Share under the terms of the SOS. Options granted under the SOS are normally exercisable during the period commencing on the third anniversary of the date of grant and ending on the day falling six months immediately after the third anniversary of the date of grant and their exercise is conditional upon the achievement of specified performance criteria.

2. Performance Share Plan ("PSP") Allocations

On 26 July 2007 the following conditional allocations of Ordinary Shares were made pursuant to the PSP to the following Executive Directors and PDMRs.

Executive Director	TSR shares	EPS shares	Total number of Ordinary Shares in conditional allocation
Graham Love	50,288	50,287	100,575
Doug Webb	45,259	45,258	90,517
PDMR			
Clive Richardson	43,104	43,103	86,207

The allocation price for calculating the number of shares was £1.74, being the middle market quotation as at 26 July 2007.

The conditional allocations shown above represent the maximum potential award possible if all performance criteria are met at the end of the three year performance period. If and to the extent that the performance criteria are satisfied at the conclusion of the performance period, the relevant number of shares will be transferred to the relevant Director and/or PDMR at the trustee's discretion.

The percentage of the allocation eventually to vest is dependant on the satisfaction of performance criteria over a three year period commencing on 1

April 2007.

3. Share Allocation

On 26 July 2007 Clive Richardson was conditionally allocated 46,875 Ordinary Shares. The allocation price for calculating the number of shares was £1.92, being the average closing price over the forty business days up to and including 26 July 2007. The vesting of the allocation is conditional upon continued service over the three year performance period.

4. Stock Award Plan (SAP) allocation

On 26 July 2007 Duane Andrews was conditionally allocated 261,473 Ordinary Shares. This represents the maximum potential award possible if all criteria are met at the end of the four year performance period (116,210 of the Ordinary Shares allocated are only conditional on continued service). The allocation price for calculating the number of shares was £1.74, being the middle market quotation on 26 July 2007. The percentage of the allocation eventually to vest is dependant on the satisfaction of performance criteria or continued service (as applicable). 30% of the allocation will vest on the second anniversary of the allocation date, a further 30% of the allocation will vest on the third anniversary of the allocation date and the remaining 40% of the allocation will vest on the fourth anniversary of the allocation date, in each case subject to the satisfaction of the performance criteria or continued service (as applicable).

5. Current Share Interests

Following the SOS grant, the PSP allocation, the stock allocation and the SAP allocation, as at 28 August 2007 the Executive Directors and other PDMRs retain an interest in the share capital of the Company as follows.

	Aggregate number of Ordinary Shares held beneficially (against all accounts)	Share Option Scheme	PSP - conditional on performance	Share Allocation - conditional on continued service	SAP - conditional allocation
Executive Directors					
Graham Love	7,829,957		100,575		
Doug Webb	619,574	245,192*	90,517		
PDMRs					
Duane Andrews		503,530**			261,473
Clive Richardson			86,207	46,875	

* Pursuant to a grant of options under the SOS on 23 February 2006.

** Of these, 271,109 Ordinary Shares were granted under the SOS on 7 December 2006.

28 August 2007

END

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	15:44 20-Aug-07
Number	5067C

RNS Number:5067C
QinetiQ Group plc
20 August 2007

QinetiQ Group plc
20 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to a transaction notified in accordance with DR3.1.4R(1).

QinetiQ Group plc (the "Company") announces that it received notification on 20 August 2007 of the following purchases of Ordinary Shares at a price per share of £1.72 by the following director of the Company:

Name of Director	No. of Ordinary Shares Purchased	Percentage of issued share capital
Graham Love	50,000	0.0075%

As a result of the above, the interest of Graham Love in the Company's Ordinary Shares is as follows:

Name of Director	Total number of Ordinary Shares held beneficially (against all accounts)	Percentage of issued share capital
Graham Love	7,829,957	1.185%

The transaction described above took place on 20 August 2007 in the United Kingdom and related to Ordinary Shares held by the director referred to above. No connected persons of such director participated in the disclosed transaction.

END

END

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	08	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3404		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 0
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 3404
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 0
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **3404**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 4/9/07.

~~A director / secretary / administrator / administrative receiver / receiver manager / receiver~~ SECRETARY

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex,
BN99 6DA

ESP/EXEC/CH/542

Tel 01903 833012

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

RECEIVED
19 DEC 10 A 9:54

Company Number	04586941
Company name in full	QinetiQ Group Plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	09	08	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	**3404**		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted: Ordinary	Number allotted: 1702
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted: Ordinary	Number allotted: 1702
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted: Ordinary	Number allotted: 0
Name: Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted:
Name: Address: UK Postcode	Class of shares allotted: **Total**	Number allotted: **3404**

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ____________ **Date** 14/8/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

ESP/EXEC/CH/533

Tel 01903 833012

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	08	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5106		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited Address The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 0
Name Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 5106
Name Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 0
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **5106**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 14/8/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

ESP/EXEC/CH/525/

Tel 01903 833012

DX number DX exchange

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Result of AGM
Released	*16:54 26-Jul-07*
Number	9571A

RNS Number:9571A
QinetiQ Group plc
26 July 2007

QinetiQ Group plc
26 July 2007

QINETIQ GROUP PLC - Results of AGM held on 26 July 2007

Results of Poll

All resolutions were passed.

RESOLUTION	Votes For	% Votes For	Votes Against	% Votes Against	Total Votes Cast	Number Votes Withheld
1. Report and Accounts	467,751,774	99.91	402,261	0.09	468,154,035	21,760
2. Remuneration Report	466,570,973	99.91	419,819	0.09	466,990,792	1,185,003
3. Declaration of Dividend	468,127,255	99.99	24,647	0.01	468,151,902	23,893
4. Re-election of Colin Balmer	467,591,570	99.94	280,224	0.06	467,871,794	304,001
5. Re-election of Sir John Chisholm	459,363,870	99.76	1,113,006	0.24	460,476,876	7,698,919
6. Re-election of Noreen Doyle	464,041,176	99.13	4,069,052	0.87	468,110,228	65,567
7. Re-election of Dr Peter Fellner	463,873,979	99.10	4,234,551	0.90	468,108,530	67,265
8. Re-election of Sir David Lees	463,981,472	99.12	4,126,290	0.88	468,107,762	68,033
9. Re-election of Graham						

Love	467,672,023	99.91	436,945	0.09	468,108,968	66,827
10. Re-election of Nick Luff	467,943,373	99.96	168,202	0.04	468,111,575	64,220
11. Re-election of George Tenet	467,856,738	99.95	248,551	0.05	468,105,289	70,506
12. Re-election of Doug Webb	467,884,643	99.95	224,306	0.05	468,108,949	66,846
13. Re-appointment of Auditors	466,224,254	99.78	1,049,917	0.22	467,274,171	901,624
14. Auditors' remuneration	467,383,804	99.84	746,419	0.16	468,130,223	45,572
15. Political donations	465,940,835	99.54	2,160,012	0.46	468,100,847	74,948
16. Performance Share Plan	465,928,232	99.71	1,343,195	0.29	467,271,427	904,368
17. Deferred Bonus Plan	465,778,820	99.68	1,473,411	0.32	467,252,231	923,564
18. Articles of Association*	467,882,066	99.95	228,191	0.05	468,110,257	65,538
19. Authority to allot new shares*	467,798,590	99.93	318,005	0.07	468,116,595	59,200
20. Disapplication of pre-emption rights*	467,752,905	99.93	337,029	0.07	468,089,934	85,861
21. Authority to purchase own shares*	467,891,151	99.95	236,227	0.05	468,127,378	48,417

*Special Resolutions

Please note that a vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.

The full text of the Special Resolutions passed at the AGM is as follows:

Resolution 18 - Adopt new Articles of Association

THAT the Company adopts new Articles of Association as set out in the form produced to the Meeting, and initialled by the Chairman for the purposes of identification, in substitution for and to the exclusion of all existing Articles of Association of the Company.

Resolution 19 - Authority to allot new shares

THAT the Directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of that Act) up to an aggregate nominal amount of £2,322,756 provided that this authority shall expire on the date of the AGM to be held in 2008, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

Resolution 20 - Disapplication of pre-emption rights

THAT the Directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined in Section 94(2) of that Act) for cash pursuant to the authority conferred by Resolution 19 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of shares on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be) to the respective numbers of shares held (or deemed to be held) by them on any such record date, subject to such exclusions or other arrangements as the Directors may deem necessary or arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter whatever; and

b) the allotment (otherwise than pursuant to sub-paragraph (a) above) to any person or persons of equity securities up to an aggregate nominal amount of £330,135;

and shall expire upon the expiry of the general authority conferred by Resolution 19 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Resolution 21 - Authority to purchase own shares

THAT the Company be and is generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 1 penny each of the Company provided that:

a) the maximum number of ordinary shares hereby authorised to be acquired is 66,027,165;

b) the minimum price which may be paid for any such share is 1 penny;

c) the maximum price which may be paid for any such share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased and (ii) the amount stipulated by Article 5(1) of the EU Buy-back and Stabilisation Regulation (being the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in the Company on the trading venues where the market

purchases by the Company pursuant to the authority conferred by this Resolution 21 will be carried out);

d) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company; and

e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

END

ARTICLES OF ASSOCIATION

of

QINETIQ GROUP PLC (the "**Company**")

(adopted by special resolution passed on 26 July 2007)

PRELIMINARY

1. (1) In these articles the following words bear the following meanings:

"**the 1985 Act**" means the Companies Act 1985 to the extent in force from time to time;

"**the 2006 Act**" means the Companies Act 2006 to the extent in force from time to time;

"**the Acts**" means the 1985 Act and the 2006 Act;

"**these articles**" means the articles of the Company;

"**Business Day**" means a day (other than a Saturday, Sunday or public holiday) on which banks are open for the conduct of general banking business in England and Wales;

"**clear days**" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**Compliance Committee**" means the Compliance Committee maintained under articles 25 to 30 (*Compliance Committee*);

"**Compliance Guidelines**" means the provisions of these articles and the guidelines, from time to time, which have been adopted by the board of directors and the Compliance Committee, or which are comprised in written guidance on the effective application of the Compliance Principles issued from time to time by the board of directors, the Compliance Committee, the Compliance Implementation Director or the Compliance Audit Director (as each individual is described in articles 25 to 30 (*Compliance Committee*) and which set out, among other things, guidelines establishing the grounds governing and procedure for determining whether an activity of the Company or of a member of the QinetiQ Controlled Group would be prohibited as constituting a conflict of interest;

"**Compliance Principles**" means the following principles:

(a) QinetiQ should provide, and should be perceived to provide, impartial scientific and technical advice and support to the Ministry of Defence;

(b) QinetiQ's support to the Ministry of Defence should be objective and it should observe the highest standards of integrity, fair dealing and ethical behaviour;

(c) QinetiQ should avoid or manage conflicts of interests in a manner entirely satisfactory to the Ministry of Defence and to ensure the application of the other Compliance Principles;

(d) QinetiQ should maintain the confidentiality of information belonging to the Ministry of Defence or others, in accordance with its legal obligations; and

(e) QinetiQ should comply with the security procedures and security requirements of the UK Government (including, but not limited to, the Ministry of Defence) from time to time,

all in a manner consistent with, and with the overriding objective of protecting, the United Kingdom's defence and security interests from time to time and references to "**QinetiQ**" in this definition mean the Company and each other member of the QinetiQ Controlled Group, provided that in respect of members of the QinetiQ Controlled Group (other than the Company and its wholly-owned subsidiaries incorporated in the United Kingdom, in respect of which this proviso shall not apply and which shall be subject to an absolute obligation to adhere to the Compliance Principles) this shall only require the Company to do all that a reasonable person reasonably could do to exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles;

"**Compliance System**" means:

(a) the roles and responsibility of the board of directors and of the Compliance Committee relating to the Compliance Principles and their application;

(b) a sound compliance management system of internal controls and processes for ensuring the effective application of the Compliance Principles by the QinetiQ Controlled Group; and

(c) the Compliance Guidelines;

"**Control**" means, in relation to any person (the "**Controlled Person**"), the ability of another person (the "**Controller**") to ensure that the activities and business of the Controlled Person are conducted in accordance with the wishes of the Controller, and a person shall be deemed to have Control of a body corporate or partnership if that person possesses or is entitled to acquire (i) the majority of the issued share capital in that body corporate; and/or (ii) the majority of the voting rights in that body corporate or partnership; and/or (iii) the right to receive the majority of the income of that body corporate or partnership on any distribution by it of all of its income or the majority of its assets on a winding up; and/or (iv) the right to appoint a majority of the directors (or equivalent officers) to the board (or equivalent body) of that body corporate or partnership, and/or (v) the right as a general partner of a limited partnership to conduct ordinary matters connected with the business of that limited partnership, and "**Controlled**" and "**Controlling**" shall be construed accordingly;

"Crown" means one or more of Her Majesty's Secretaries of State, another Minister of the Crown, the Lords Commissioners of Her Majesty's Treasury, the Treasury Solicitor, any body corporate wholly owned by any of the foregoing or any other person acting on behalf of the Crown and **"Crown representative"** shall be construed accordingly;

"electronic address" means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

"electronic form" has the same meaning as in the 2006 Act;

"electronic means" has the same meaning as in the 2006 Act;

"executed" means any mode of execution;

"Group" means the Company and its subsidiary undertakings from time to time;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"IAS 28" means International Accounting Standard 28 as published by the International Accounting Standards Board at the date of the adoption of these articles;

"IAS 31" means International Accounting Standard 31 as published by the International Accounting Standards Board at the date of the adoption of these articles;

"Ministry of Defence" means the Secretary of State for Defence (acting as the Ministry of Defence) and any Permitted Transferee of the Ministry of Defence;

"Office" means the registered office of the Company;

"Operator" means the same as in the Uncertificated Securities Regulations;

"Ordinary Share" means the ordinary shares of 1 penny each in the Company's share capital;

"Ordinary Shareholder" means any holder of Ordinary Shares from time to time;

"Permitted Transferee" means, unless otherwise agreed in writing between the Company and the Ministry of Defence, any Crown representative;

"QinetiQ Consolidated Group" means:

(a) the Company and any entity which is its subsidiary or holding company, or any entity which is a subsidiary of that holding company; and

(b) an arrangement of an entity within (a) which under IAS 31 would be accounted for as a joint venture, whether or not such arrangement is itself an entity;

"QinetiQ Controlled Group" means those entities and/or arrangements which are:

(a) a member of the QinetiQ Consolidated Group;

(b) an associate under IAS 28 of a member of the QinetiQ Consolidated Group; or

(c) an entity Controlled by another entity or arrangement within (a) or (b) above;

"QinetiQ Holdings Limited" means a company registered in England and Wales as company number 4154556;

"QinetiQ Limited" means a company registered in England and Wales as company number 3796233;

"seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the 1985 Act, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

"Special Share" means the special rights redeemable preference share of £1 issued in the Company's share capital;

"Special Shareholder" means any holder of the Special Share from time to time acting in this capacity and not in its capacity as holder of any Ordinary Shares;

"Stock Exchange" means the London Stock Exchange plc;

"Strategic Assets" means any assets which the Special Shareholder has agreed from time to time with the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited in writing as being assets of strategic importance which, in the case of those Strategic Assets comprising land, includes the buildings and other structures thereon and will be deemed to include (if not specified) the benefits as legal rights and legal easements of all rights of way, privileges, easements, quasi-rights and quasi-easements (including, without prejudice to the generality of the foregoing, rights of access and rights for services) (together **"ancillary rights"**) as from time to time reasonably required for the use and enjoyment of the same (but for the purposes of the Options and Pre-Emption Right (each as defined in article 18) including (if not specified as aforesaid) only those ancillary rights reasonably required for such use and enjoyment at the time of exercise of the relevant Option or Pre-Emption Right in relation to those Strategic Assets) or (in either such case) as otherwise may specifically be agreed in writing between the Special Shareholder and the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited in relation to any specific Strategic Asset as being the ancillary rights to be included in that Strategic Asset;

"UK Government" means the Government of the United Kingdom of Great Britain and Northern Ireland; and

"Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001.

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Acts or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles:

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form and documents and information sent or supplied in electronic form or made available on a website are "in writing" for the purposes of these articles;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

SHARE CAPITAL

3. The share capital of the Company is £14,000,001 divided into:

   (a) 1,400,000,000 Ordinary Shares of 1 pence each; and

   (b) 1 Special Share of £1.

4. Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

5. Subject to the provisions of the Acts, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

6. Subject to the provisions of the Acts and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

7. The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share, including a share warrant or any right to a share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share (even when having notice thereof) except an absolute right to the entirety of it in the holder.

9. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form:

   (a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

   (b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

   If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in this article or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

10. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

REGISTERED OFFICE

11. The Office shall be at such place in England and Wales as the board of directors of the Company shall from time to time decide.

SPECIAL SHARE

12. The Special Share may only be issued to, held by and transferred to the Crown (or as it directs). The directors must register any transfer of the Special Share within 7 days.

13. Amendment of the effect of, or removal of the following provisions of, these articles will be deemed to be a variation of the rights attaching to the Special Share and requires the written consent (which must be provided in hard copy and not in electronic form) of the Special Shareholder:

    (a) in article 1(1) the definitions of "Compliance Committee", "Compliance Guidelines", "Compliance Principles", "Compliance System", "Control", "Crown", "QinetiQ Consolidated Group", "QinetiQ Controlled Group", "Special Share", "Special Shareholder" and "Strategic Assets";

    (b) articles 12 to 24 (*Special Share*) and articles 25 to 30 (*Compliance Committee*); and

    (c) any other reference in these articles to the Ministry of Defence, to the Special Share or to the Special Shareholder.

14. The Special Shareholder has the following rights:

    (a) to require the Company to implement and maintain (as from the date of adoption of these articles) the Compliance System, so as to make at all times effective its and each member of the QinetiQ Controlled Group's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;

    (b) to refer matters to the board of directors or the Compliance Committee for its consideration in relation to the application of the Compliance Principles;

    (c) to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:

        (i) may result in circumstances which constitute unacceptable ownership, influence or control over the Company or any other member of the QinetiQ Consolidated Group contrary to the defence or security interests of the United Kingdom; or

        (ii) would not or does not ensure the effective application of the Compliance Principles to and/or by all members of the QinetiQ Controlled Group or would be or is otherwise contrary to the defence or security interests of the United Kingdom;

    (d) to require the board of directors to take any action (including but not limited to amending the Compliance Principles or the Compliance Guidelines), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interests of the United Kingdom;

(e) to exercise the powers contained in articles 25 to 30 (*Compliance Committee*); and

(f) to demand a poll at any of the Company's meetings (even though it may have no voting rights except those given to it under articles 12 to 24);

provided that in respect of members of the QinetiQ Controlled Group (other than the Company and its wholly-owned subsidiaries incorporated in the United Kingdom, in respect of which this proviso shall not apply and which shall be subject to an absolute obligation to comply with such rights) this shall only require the Company to do all that a reasonable person reasonably could do to exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles.

15. (1) The Special Shareholder is entitled to remove the chairmanship of the Compliance Committee from the director acting as such by notice in writing (which must be provided in hard copy and not in electronic form) if it considers that:

(a) it is necessary to do so to ensure the effective application of the Compliance Principles; or

(b) that the continued tenure of the chairmanship by such individuals is or may be contrary to the defence or security interests of the United Kingdom.

(2) The board of directors must then appoint another person (as a director if not already one) and, with the prior approval of the Special Shareholder, as chairman of the Compliance Committee.

(3) The removal of the chairman of the Compliance Committee as such will take effect on the date the notice is delivered to the Company's registered office or produced at a meeting of the board of directors.

16. (1) The Special Shareholder may, subject to the provisions of the Acts, require the Company to redeem the Special Share at par (such sum being payable on redemption) at any time by serving written notice (which must be provided in hard copy and not in electronic form) on the Company and delivering the relevant share certificate to the Company.

(2) Save as described in paragraph (1) of this article, the Special Share is not redeemable in any other way.

17. The written consent (which must be provided in hard copy and not in electronic form) of the Special Shareholder is also required before the following events can take place:

(a) (subject to article 18) the disposal or destruction of, or voluntary closure of or cessation of any operations conducted by means of, all or any part of, a Strategic Asset by the Company or any other member of the QinetiQ Controlled Group (other than disposal of all or any part of a Strategic Asset by the Company or any other member of the QinetiQ Controlled Group in accordance with article 18(8)); and

(b) the entering into of any agreement by, or the permitting of, any member of the QinetiQ Controlled Group to undertake any of the matters restricted by paragraph (a) of this article.

18. (1) In this article 18:

"Completion" means the date of completion of the sale and purchase of the Selected Strategic Assets pursuant to the exercise of the Options (as described in article 18(2)) or either of them or (as applicable) of the exercise of the Pre-Emption Right (as described in article 18(3));

"Consideration" means the value of the Selected Strategic Assets as determined in accordance with agreements in writing between the Company and the Special Shareholder from time to time;

"Relevant Date" means any date that:

(a) the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) goes into liquidation (whether compulsory or voluntary) or the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) has an administrator appointed or a receiver or manager, or administrative receiver is appointed over the whole or any part of the assets or undertaking of the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate), or a petition is presented or a shareholders' resolution passed for the liquidation or administration of the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate), or any steps are taken by the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) with a view to proposing or agreeing (under any enactment or otherwise) any kind of composition, scheme, compromise or arrangement involving the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) and its creditors generally (including, for the avoidance of doubt, a proposal for a company voluntary arrangement under the Insolvency Act 1986 or scheme of arrangement under the Acts) and in this paragraph (a) references to the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited are in each case to them whether or not having a subsisting interest in the relevant Strategic Asset; or

(b) the Special Shareholder determines that circumstances have arisen which it considers constitute unacceptable ownership, influence or control over the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Consolidated Group which has a

subsisting interest in a Strategic Asset contrary to the defence or security interests of the United Kingdom; or

(c) the Special Shareholder receives notice pursuant to agreements in writing between the Company and the Special Shareholder from time to time or otherwise determines that a company which was a member of the QinetiQ Controlled Group and which has a subsisting interest in a Strategic Asset has ceased to be a member of the QinetiQ Controlled Group without the prior written consent of the Special Shareholder; and

"**Selected Strategic Assets**" means such of the Strategic Assets as the Special Shareholder has notified the Company, in its written notification to the Company (pursuant to article 18(2) or 18(3), as being those Strategic Assets which the Special Shareholder wishes to acquire pursuant to its exercise of the Options (as described in article 18(2) or either of them or (as appropriate) the exercise of the Pre-Emption Right (as described in article 18(3)).

(2) Without prejudice to the Special Shareholder's rights under articles 17(a) and 17(b), the Special Shareholder has an option to purchase any Strategic Asset comprising land (including the buildings and other structures situated thereon) and also an option to purchase any Strategic Asset not comprising land (each an "**Option**" and together the "**Options**"). The Options are, subject to the provisions of article 18(14), exercisable by written notice served by the Special Shareholder on the Company at any time within 90 days from a Relevant Date.

(3) Without prejudice to the Special Shareholder's rights under articles 17(a) and 17(b), the Special Shareholder has the right to purchase any Strategic Assets which the Company wants to sell or otherwise dispose of at any time (the "**Pre-Emption Right**").

(4) If and on each occasion that the Company wishes to sell or otherwise dispose of any Strategic Asset, the Company must give the Special Shareholder written notice that it does. The notice must specify the Strategic Assets proposed to be sold or disposed of (together with the prices (if any) which have been offered to the Company for such Strategic Assets) and the nature of the proposed disposal (the "**Proposed Disposal**") and offer to sell the same to the Special Shareholder for the Consideration and with limited title guarantee free of all liens, charges and encumbrances and on the further terms set out in this article 18 (as if the same had been set out in such notice) (an "**Offer Notice**").

(5) The Company may at any time after it has given an Offer Notice but before the Pre-Emption Right has ceased to be exercisable as hereinafter provided give the Special Shareholder a further notice specifying any changes to the Proposed Disposal or to the Disposal Terms (as defined in article 18(6)) as particularised in the Offer Notice or (as the case may be) in the Disposal Terms since giving of the Offer Notice or particulars of the Disposal Terms (a "**Revision Notice**").

(6) Following receipt of an Offer Notice or a Revision Notice, if the Special Shareholder shall by written notice to the Company so require (an "**Information Request**"), the Company shall within 21 days of receipt of an Information Request provide to the Special Shareholder in writing such information and documents with regard to the relevant Proposed Disposal as may be specified in the Information Request ("**Disposal Terms**").

(7) The Pre-Emption Right is exercisable by written notice of acceptance in respect of any of the specified Strategic Assets, served by the Special Shareholder on the Company at any time before the "**Last Exercise Date**", being the latest of:

(a) ninety days after the receipt of the Offer Notice by the Special Shareholder;

(b) (if the Special Shareholder has made an Information Request within thirty days of receipt of the Offer Notice or a Revision Notice by the Special Shareholder) thirty five days after the receipt by the Special Shareholder of the Disposal Terms; and

(c) if a Revision Notice has been given, thirty five days after receipt of the Revision Notice by the Special Shareholder,

and the Company will be bound to sell and the Special Shareholder will be bound to purchase the Selected Strategic Assets on the terms of the Offer Notice as varied or supplemented by any Revision Notice.

(8) If and to the extent that the Pre-Emption Right is not exercised before the Last Exercise Date or if the Special Shareholder shall give the Company written notice that the Special Shareholder does not wish to exercise the Pre-Emption Right on that occasion, the Company will be free to sell or otherwise dispose of the Strategic Assets specified in the Offer Notice (as varied or supplemented by any Revision Notice) by way of the Proposed Disposal and in accordance with the Offer Notice (as varied or supplemented by any Revision Notice) and any Disposal Terms (and not further or otherwise).

(9) If the relevant sale or disposal by the Company is not completed within the period of 180 days commencing on the receipt of the relevant Offer Notice by the Special Shareholder, the provisions of this article 18 will thereafter have effect in relation to the relevant Strategic Assets as if no Offer Notice had been served in respect thereof.

(10) Upon service of a written notice exercising the Options or either of them, the Company will be bound to sell with limited title guarantee free of all liens, charges and encumbrances the Selected Strategic Assets to the Special Shareholder and the Special Shareholder will be bound to purchase the same for the Consideration.

(11) Completion of the sale and purchase of the Selected Strategic Assets will take place at such time and place as the Special Shareholder may specify on (i) the date ninety days following exercise of the Options or either of them or (as applicable) the Pre-Emption Right, or if not a Business Day on the first such day thereafter or at the option of the Special Shareholder or (ii) such earlier date as the Special Shareholder may specify. Upon Completion, the Company must deliver or procure the delivery to the Special Shareholder (or its nominee) of the Selected Strategic Assets in a form and substance satisfactory to the Special Shareholder and otherwise in such manner as the Special Shareholder may direct, and:

(a) if the amount of the Consideration has been determined on or before Completion the Special Shareholder must pay to the Company the Consideration in same day funds to such bank account as the Company may specify; or

(b) if the amount of the Consideration has not been determined on or before Completion, the Company must, in any event, deliver or transfer (as the case may be) the Selected Strategic Assets and the Special Shareholder must, within 20 Business Days after the amount of the Consideration has been determined, pay the Consideration to the Company in accordance with paragraph (a) of this article; or

(c) if the Special Shareholder fails to make due and punctual payment of the Consideration or any amount payable by it in respect of Value Added Tax in accordance with paragraphs (a) or (b) of this article (whichever shall apply) the Special Shareholder shall pay interest thereon (or on the unpaid part) from the date 30 Business Days after the due date for payment until payment at a rate equal to two per cent above the published base rate from time to time of such London clearing bank as the Special Shareholder may nominate for this purpose, such interest to run from day to day.

(12) The Consideration payable by the Special Shareholder is exclusive of Value Added Tax. Where and to the extent properly chargeable, Value Added Tax will be added to the Consideration and shall be payable by the Special Shareholder. Value Added Tax shall be dealt with in accordance with agreements in writing between the Company and the Special Shareholder.

(13) The Company must, at the request and expense of the Special Shareholder execute such documents and do such acts and things as the Special Shareholder may reasonably request for the purpose of vesting the Selected Strategic Assets in the Special Shareholder (or its nominee) and for giving the Special Shareholder the full benefit of this article 18.

(14) The Option to purchase any Strategic Asset comprising land is exercisable (in accordance with its terms) at any time during such period as is permitted by law for the time being. The Option to purchase any Strategic Asset not comprising land is exercisable (in accordance with its terms) during the period ending on the expiration of twenty-one years from the death of the survivor of the descendants now living of Her Majesty Queen Elizabeth II.

(15) The Company must maintain, repair, rebuild, renew and/or replace (as may from time to time be necessary) any Strategic Assets to the standard from time to time specified by, and to the satisfaction of, the Special Shareholder in accordance with agreements in writing from time to time between the Company and the Special Shareholder.

19. The rights of any third parties who contract with the Company will not be affected by any breach of article 14(a).

20. If an attempt is made to change any of the provisions set out in article 13, to engage in any activity in breach of article 14 or to approve any of the events listed in article 17, on an ordinary resolution the Special Shareholder will have no less than one vote more than the total number of all other votes cast and, on a special resolution, it will have no less than one vote more than 25 per cent. of the total votes cast.

21. (1) In relation to each entity or arrangement which is a member of the QinetiQ Controlled Group at the date of adoption of these articles, the Company will in

relation to itself and any of its wholly-owned subsidiaries incorporated in the United Kingdom (and, in relation to any other member of the QinetiQ Controlled Group, will do all that a reasonable person reasonably could do to) exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles.

(2) The Company will in relation to any of its wholly-owned subsidiaries incorporated in the United Kingdom (and, in relation to any other member of the QinetiQ Controlled Group will do all that a reasonable person reasonably could do to) procure that any entity or arrangement which becomes a member of the QinetiQ Controlled Group after the date of adoption of these articles is established on terms which give the directors the right to require that the entity or arrangement conducts itself in accordance with articles 12 to 24 (*Special Share*) and articles 25 to 30 (*Compliance Committee*) and the Company will in relation to any of its wholly-owned subsidiaries incorporated in the United Kingdom (and, in relation to any other member of the QinetiQ Controlled Group will do all that a reasonable person reasonably could do to) exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles.

(3) The Company shall not place work with a member of the QinetiQ Consolidated Group over which it does not have Control in order to avoid, or in an effort to avoid, the application of the Compliance Principles to that work.

22. The purpose of this article is to impose restrictions on any person holding a material interest in the Company where such interest would be contrary to the defence or security interests of the United Kingdom or where they have a material conflict of interest by reason of the fact that they are engaged in: (i) any activity likely to result in a breach of the Compliance Principles or (ii) in Defence Manufacturing falling within the Restricted Category.

(1) For the purposes of this article:

"Associate" means, in relation to a Shareholder, all persons over which it is able to exercise Control and other persons over which any such persons are able to exercise Control, any person which is able to exercise Control over it and any other persons which are able to exercise Control over such persons from time to time (and any person which acts as general partner, limited partner, trustee, nominee, manager of, or investment management adviser to, any of the foregoing);

"Commercial Quantities" means a sufficient amount of arms, munitions, War Materials or Essential Components thereof which would permit or sustain a commercially viable manufacture, assembly or production taking into account the available market for the relevant product;

"Defence Manufacturing" means the manufacture, assembly or production of arms, munitions, War Materials or essential components thereof and, for the purposes of this definition, **"War Materials"** include, but are not limited to, C31, detection, counter measures, electronic warfare and attack, defence intelligence equipment, transport aircraft and troop carriers;

"the DTRs" means the Disclosure and Transparency Rules;

"Essential Component" means a component which:

(a) is required for the achievement, by the item of which it forms part, of its intended military purpose; and/or

(b) for which there is no substitute component which is readily available on reasonable terms in the market;

and the categories of Defence Manufacturing to which each of (a) and (b) apply shall be determined in accordance with arrangements agreed in writing made in hard copy form by the Company and the Special Shareholder from time to time;

"interest" means, in relation to Shares, any interest which would be taken into account in determining for the purposes of rule 5 of the DTRs whether a person has a notifiable interest in a Share and **"interested"** shall be construed accordingly;

"Relevant Person" means any person (whether or not identified) who has, or who appears to the Special Shareholder to have, at any time (whether alone or together with any other person or persons with whom they are, or with whom they appear to the Special Shareholder to be, "acting in concert" within the meaning of the Takeover Code) an interest in:

(a) 3 per cent. or more of the Relevant Share Capital and whose interest would, in the opinion of the Special Shareholder, be contrary to the defence or security interests of the United Kingdom; or

(b) 10 per cent. or more of the Relevant Share Capital and whose interest would, in the opinion of the Special Shareholder, give rise to a material conflict of interest by reason of the fact that they or any of their Associates are engaged (whether directly or indirectly) in:

(i) any activity which is, in the opinion of the Special Shareholder, likely to result in a breach of any of the Compliance Principles; or

(ii) any Defence Manufacturing activity falling within the Restricted Category,

or who is deemed for the purposes of this article to be a Relevant Person and, for the purposes of this article, where the Special Shareholder decides that it has made reasonable enquiries of such person(s) and that it is unable to determine:

(a) whether or not a particular person has an interest in any particular Shares comprised in the Relevant Share Capital; or

(b) who is interested in any particular Shares so comprised,

the Shares concerned shall be deemed to be Relevant Shares and all persons interested in them to be Relevant Persons;

"Relevant Share Capital" means the Company's issued capital of shares which carry rights to vote in all circumstances at general meetings of the Company including shares (such as preference shares) which, following the exercise of an option for their conversion, event of default or otherwise, have become fully enfranchised for voting purposes;

"Relevant Shares" means all Shares comprised in the Relevant Share Capital in which a Relevant Person has, or which the Special Shareholder decides that they appear to have, an interest or which are deemed for the purposes of this article to be Relevant Shares;

"Relevant System" means a relevant system as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755);

"Required Disposal" means, in relation to any Relevant Shares, a disposal or disposals of such number of Relevant Shares or interests therein as will cause the Relevant Person:

(a) in the case of a Relevant Person within limb (a) of the definition thereof, to cease to hold any Shares or any interest therein; and

(b) in the case of a Relevant Person within limb (b) of the definition thereof, to cease to be a Relevant Person;

"Restricted Category" means Defence Manufacturing which is conducted for UK Supply Chain Customers but not directly for the UK Government and where the Relevant Person is manufacturing, assembling or producing Commercial Quantities of the arms, munitions or War Materials in question, or any Essential Component thereof;

"Shares" means any shares in the capital of the Company;

"Takeover Code" means the City Code on Takeovers and Mergers (as amended, modified or re-enacted from time to time); and

"UK Supply Chain Customers" means any customer of the Relevant Person which is seeking to manufacture, assemble or produce arms, munitions or War Materials, or any Essential Components thereof (which are manufactured, assembled or produced by the Relevant Person) for any actual or reasonably foreseeable purposes of the UK Government or the UK armed forces.

References to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible

and non-transitory form save that **for the purposes of this Article 22 only** documents and information sent or supplied in electronic form or made available on a website are not "in writing".

(2) The Special Shareholder may by notice in writing to the directors require the Company to issue a notice in writing requiring any holder or other person appearing to the Special Shareholder to be, or to have been, interested in Shares to disclose to the Company in writing as soon as practicable (and, in any event, within 10 Business Days of receipt by such person of such notice) all such information as the Special Shareholder shall require relating to the ownership of or interests in the Shares in question (supported, if the Special Shareholder so requires, by a written declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to these articles and/or section 793 of the 2006 Act and any other information which the Special Shareholder shall deem necessary or desirable in order to determine whether any Shares are Relevant Shares or any person is a Relevant Person.

(3) Whether or not a notice pursuant to article 22(2) has been given, the Special Shareholder may by notice in writing to the directors require the Company to issue a notice in writing requiring any holder or other person appearing to be, or to have been, interested in Shares to show to the satisfaction of the Special Shareholder that the Shares in question are not Relevant Shares and/or that such person is not a Relevant Person. Any person on whom such a notice or any notice issued pursuant to article 22(2) has been served and any other person who is interested in such Shares may, within 10 Business Days of such notice (or such longer period as the Special Shareholder may consider reasonable), make representations to the Special Shareholder as to why such Shares should not be treated as Relevant Shares and/or why such person is not a Relevant Person. If, after considering any such representations and such other information as seems to it to be relevant, the Special Shareholder believes such Shares to be Relevant Shares or such person to be a Relevant Person, it may determine that such Shares shall be deemed to be Relevant Shares and/or such person to be a Relevant Person and they shall thereupon be treated as such for all purposes of this article.

(4) The Special Shareholder may require the Company to give notice pursuant to article 22(2) or 22(3) at any time and the Special Shareholder may require the Company to give one or more than one such notice to, or in respect of, the same holder or other person in respect of the same Shares.

(5) The directors shall, at the written request of the Special Shareholder, promptly (and, in any event, within two Business Days) undertake any of the actions referred to in article 22(2) and/or 22(3) as the Special Shareholder may from time to time require.

(6) The directors shall promptly (and, in any event, within two Business Days) forward to the Special Shareholder such information as it receives from any holder or other person who provides information pursuant to articles 22(2) to 22(3), in accordance with its rights under these articles or Part 22 of the 2006 Act, or otherwise.

(7) Each holder shall notify the Company immediately upon becoming aware that any Share or Shares in which he is interested:

(i) are or have become Relevant Shares; or

(ii) have ceased to be Relevant Shares.

(8) Without prejudice to the generality of the foregoing, if, to the knowledge of any director, any person becomes interested in more than 3% of the Relevant Share Capital, the directors shall promptly (and, in any event, within two Business Days) inform the Special Shareholder of that fact by notice in writing, and shall provide the Special Shareholder with such information as it may reasonably require (being information in the possession, custody or control of the Company) in order to assess whether the person is a Relevant Person or any Shares are Relevant Shares.

(9) Whether or not a notice pursuant to articles 22(2) or 22(3) has been given, if the Special Shareholder gives notice in writing to the directors that, in its opinion, any person is a Relevant Person or Shares are Relevant Shares, the directors shall promptly (and, in any event, within two Business Days) give notice in writing to all persons specified by the Special Shareholder (being persons who appear to the Special Shareholder to have an interest in the Relevant Shares and, if different, to the holder or holders of those Shares). The notice shall set out the restrictions referred to in article 22(13) below and shall require a Required Disposal to be made within 10 Business Days of receipt of such notice (the "Disposal Period"). The Special Shareholder may direct the directors to extend the period in which any such notice is required to be complied with and may at its discretion, direct the directors to, withdraw any such notice (whether before or after the expiry of the Disposal Period) if it appears to it that there is no Relevant Person in relation to the Shares concerned. After the giving of such a notice, and save for the purpose of a Required Disposal under this or the following paragraph, no transfer of any of the Relevant Shares may be made or registered until either the notice is withdrawn or a Required Disposal has been made to the satisfaction of the Special Shareholder and registered. Before effecting any such Required Disposal, the holder or holders of the Relevant Shares shall consult with the Company with a view to ensuring that such disposal would not disturb the operation of an orderly market in the Shares, and such holder or holders shall seek to effect any such disposal in a way which does not have such effect.

(10) If a notice given by the directors under article 22(9) above has not been complied with in all respects to the satisfaction of the Special Shareholder and has not been withdrawn, the Special Shareholder may by written notice to the directors require the directors to make a Required Disposal (or procure that a Required Disposal is made) and to give written notice of the disposal to those persons on whom the notice given under article 22(9) above was served. The holder or holders of the Shares duly disposed of and all other persons interested in such Shares shall be deemed irrevocably and unconditionally to have authorised the directors to make such Required Disposal. The manner, timing and terms (including price) of any such Required Disposal shall be such as the directors determine, provided that, in effecting such disposal, the directors shall have proper regard to the need to ensure that such disposal does not disturb the operation of an orderly market in the Shares. If, in relation to any Required Disposal, Relevant Shares are held by more than one

holder (treating joint holders of any Relevant Shares as a single holder) the directors shall cause as nearly as practicable the same proportion of each holding (so far as known to it) of the Relevant Shares to be sold.

(11) Any Required Disposal pursuant to Article 22(10) shall be at the best price reasonably obtainable by the directors on the day or days on which the directors determine to make the Required Disposal. The proceeds of any Required Disposal shall be received by the Company or any person nominated by the Company whose receipt shall be a good discharge for the purchase money, and shall be paid (without any interest being payable in respect of it and after deduction of any expenses incurred by the directors in the sale) to the former holder (or, in the case of joint holders, the first of them named in the register) together with, if appropriate, a new certificate in respect of the balance of the Relevant Shares to which he is entitled, upon surrender for cancellation of any certificate in respect of the transferred Shares. Neither the Special Shareholder nor the directors shall be liable to the holder or holders of the Relevant Shares or any other person interested in such Shares for any alleged deficiency in the amount of the sale proceeds (including, for the avoidance of doubt, any realised loss in the value of the Relevant Shares) or any other matter relating to the Required Disposal.

(12) For the purpose of effecting any Required Disposal, the directors may make such arrangements as they deem appropriate. In particular, and without limitation, they may:

(i) authorise any officer or employee of the Company to execute any necessary transfer or other document on behalf of any holder or holders of the Relevant Shares; and

(ii) in the case of any Share in uncertificated form, make such arrangements as they think fit on behalf of the relevant holder or holders to convert such Share into certificated form or transfer title to the Relevant Share through a Relevant System; and

may enter the name of the transferee in the register in respect of the transferred Shares notwithstanding the absence of any Share certificate and may issue a new certificate to the transferee. An instrument of transfer executed by any officer or employee of the Company so authorised by the directors shall be as effective as if it has been executed by the holder or holders of the transferred Shares and the title of any transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale.

(13) A holder of any Relevant Share to whom a notice has been given under article 22(9) shall not in respect of that Share be entitled, until such time as the notice has been complied with to the satisfaction of the Special Shareholder or withdrawn, to attend or vote at any general meeting of the Company or any meeting of the holders of Relevant Share Capital or of any class thereof, or to exercise any other right conferred by membership of the Company and any dividend payable in respect of such Share shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the holder shall not be entitled to elect to receive shares instead of that dividend.

(14) The directors shall not be obliged to give any notice required under this article to any person if it does not know either his identity or his address. The absence of such a notice in those circumstances and any accidental delay, error in or failure to give any notice to any person to whom notice is required to be given under this article shall not prevent the implementation of, or invalidate, any procedure under this article.

(15) Save as otherwise provided in this paragraph, the provisions of these articles applying to the giving of notice of meetings to holders shall apply to the giving of any notice required by this article. Any notice required by this article to be given to a person who is not a holder, or who is a holder or, in the case of joint holders, who is the person first named in the register, whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom at which notices may be given to him, shall be deemed validly served if it is sent through the post in a pre-paid envelope addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which any director believes him to be resident or carrying on business or to his last known address as shown on the register. Service shall in such a case be deemed to be effected on the day of posting. Evidence that the envelope was properly addressed, pre-paid and posted shall be conclusive proof that the notice was given.

(16) Any resolution or determination of, or decision or exercise of any discretion or power by, the Special Shareholder, the directors, any director or by the chairman of any meeting under or pursuant to the provisions of this article (including, without prejudice to the generality of the foregoing, as to the manner, timing and terms of any Required Disposal made under this article) shall be final and conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. Neither the directors nor any other person shall be required to give any reasons for any decision, determination or declaration taken or made in accordance with this article.

(17) This article shall apply notwithstanding any provision in any other of these articles which is inconsistent with or contrary to it.

(18) Nothing in this article shall constitute the holders of Relevant Shares as a separate class.

(19) No failure to exercise nor any delay in exercising any right, power, privilege or remedy under this article shall in any way impair or affect the exercise thereof or operate as a waiver thereof in whole or in part.

23. Failure to comply with any of the rights contained in articles 12 to 24 (*Special Share*) will be deemed to be a variation of the Special Shareholder's rights.

24. Only the Special Shareholder has rights under articles 12 to 24 (*Special Share*) and articles 25 to 30 (*Compliance Committee*) and these rights are in addition to any rights contained elsewhere in these articles.

COMPLIANCE COMMITTEE

25. The Compliance Committee will be chaired by a non-executive director nominated by the board of directors and approved by the Special Shareholder. It will include its chairman and at least one other non-executive director nominated by its chairman.

26. The board of directors will nominate a senior executive, to be known as the "**Compliance Implementation Director**", to be responsible for the effective application of the Compliance System within the QinetiQ Controlled Group and another senior executive, to be known as the "**Compliance Audit Director**", to be responsible for auditing the effective application of the Compliance System within the QinetiQ Controlled Group and to report on such audits to the Compliance Committee. The Compliance Committee can ask either or both of these senior executives, or any other personnel of any member of the QinetiQ Controlled Group, to attend any part of a meeting of the Compliance Committee.

27. The Special Shareholder shall be entitled to appoint, by notice in writing to the Company, any one person to act as an observer to the Compliance Committee, and to remove and replace any person appointed by it as such an observer from time to time.

28. The Compliance Committee will meet quarterly during each financial year and additionally as required.

29. The Compliance Committee will report on the effectiveness of the Compliance System in ensuring the application of the Compliance Principles in the Company's annual report and accounts.

30. For the avoidance of doubt, if at any time, a member of the QinetiQ Consolidated Group has established and continues to have an operating compliance committee with the same functions as those proscribed by these articles 25 to 30 that compliance committee shall be deemed to be the Compliance Committee for the purposes of these articles.

VARIATION OF RIGHTS

31. Subject to the provisions of the Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding up:

    (a) in such manner (if any) as may be provided by those rights; or

    (b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

    but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two or more persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned

meeting shall be one person holding any shares of the class in question (other than treasury shares) or his proxy.

32. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

33. (1) Subject to paragraph (2) of this article, every holder of shares whose name is entered as a holder of any shares in the register (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled, without payment, to receive within two months after allotment or lodgement of transfer to him of the shares of which he is so registered (or within such other period as the terms of issue shall provide) or, if earlier, within such period as is required by the rules of the London Stock Exchange from time to time, one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

34. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

35. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

36. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may make such arrangements as they think fit on behalf of the relevant holder or holders to convert such share into certificated form or transfer title to the relevant share through a relevant system. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

37. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share immediately before such sale.

CALLS ON SHARES AND FORFEITURE

38. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

39. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

40. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

41. If a call or an instalment of a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Acts) but the directors may waive payment of the interest wholly or in part.

42. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call duly made and notified.

43. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

44. The directors may receive from any member willing to advance such sum, all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in

respect of which it has been received, at such rate (if any) as the member and the directors agree.

45. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

46. Subject to the provisions of the Acts, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may make such arrangements as they think fit on behalf of the relevant holder or holders to convert such share into certificated form or transfer title to the relevant share through a relevant system.

47. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

48. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share. The person who becomes registered as the holder of the Share shall be discharged from all calls made before such sale, re-allotment or disposal of the Share.

TRANSFER OF SHARES

49. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

50. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in

uncertificated form may be transferred by means of the relevant system concerned. Such a transfer may not be in favour of more than four transferees.

51. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in such share from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer:

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer.

52. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or within two months after the date on which the Operator instruction was received by the Company (in the case of a transfer of a share in uncertificated form) send to the transferee notice of the refusal.

53. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

54. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

55. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

56. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

57. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

58. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee and the Company shall make no charge for such registration. If he elects to become the holder, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

59. Where a person becomes entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, the rights of the member in relation to that share shall immediately cease. A person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares. The board of directors may at any time give notice requiring any such person to elect either to be registered himself on the transfer of the share or to have another person so registered and if the notice is not complied with within sixty days, the board of directors may thereafter withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

DISCLOSURE OF INTERESTS

60. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the 2006 Act and has failed in relation to any shares (the "**default shares**") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

(b) where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(iii) For the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer;

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(a) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and

(b) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the 2006 Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the 2006 Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 of the 2006 Act, from anyone else)

knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) **"interested"** shall be construed as it is for the purpose of section 793 of the 2006 Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an **"excepted transfer"** means, in relation to any shares held by a member:

(i) a transfer pursuant to acceptance of a takeover bid (within the meaning of Part 28 of the 2006 Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 793 of the 2006 Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

61. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends whether interim or final in respect of the share have become payable and no such dividend has been claimed;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known

address of the member or person concerned, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

62. The Company may by ordinary resolution:

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

63. Subject to compliance with the terms of any resolution referred to in article 62, where any difficulty arises in regard to any consolidation or division, the board of directors may

settle such difficulty as it sees fit. In particular, without limitation, the directors may sell to any person (including, subject to the provisions of the Acts, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

64. Subject to the provisions of the Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

65. Subject to the provisions of the Acts, the Company may purchase its own shares, (including redeemable shares) and may hold such shares as treasury shares or cancel them.

GENERAL MEETINGS

66. All general meetings other than annual general meetings shall be called extraordinary general meetings.

67. The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director within the United Kingdom, any member or director of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

68. Subject to the provisions of the Acts, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

69. The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company's control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

70. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

71. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

72. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

73. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

74. The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as the directors consider appropriate in the circumstances. The directors may in their absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

75. The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

76. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

77. In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "**Principal Place**"), make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places. The arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (including without limitation the issue of tickets or the use of a random method of selection) provided that

such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues.

78. The members or proxies at the satellite meeting places shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other satellite meeting place; and

(c) be heard and seen by all other persons attending at the Principal Place and any other satellite meeting place.

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place.

If it appears to the chairman of the meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes set out in sub-paragraphs (a) – (c) above, the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of article 79 shall apply to that adjournment.

79. Without prejudice to any other power of adjournment he may have under these articles or at common law:

(a) the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place; and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman may decide, if the chairman considers that:

(i) there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting; or

(iii) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjourned meeting.

80. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on unless the amendment is only to correct a clear error. No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on unless:

(a) the amendment is only to correct a clear error; or

(b) written notice of the terms of the proposed amendment and of the intention to move the amendment have been deposited at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed; or

(c) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

81. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

82. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Acts, a poll may be demanded:

(a) by the chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares); or

(e) by the Special Shareholder.

83. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

84. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

85. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

86. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

87. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

88. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

89. Subject to any rights or restrictions attached to any shares and to the provisions of the Acts, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share (other than the Special Share) of which he is the holder.

90. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

91. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

92. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

93. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

94. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy

need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

95. Subject to article 96 below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer.

96. The directors may allow the appointment of a proxy to be sent or supplied in electronic form subject to any requirements as to authentication of the appointment and conditions or limitations as the directors may specify, and where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, the appointment of a proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

97. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:

(a) in the case of an appointment of a proxy in hard copy form, be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment of proxy in electronic form, be received at the address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director;

and an appointment of a proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

98. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of a proxy may be duly deposited or the address where an appointment in electronic form may be duly received, before the commencement of the meeting or adjourned meeting at which the vote

is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

99. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll and to speak at the meeting (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

100. The directors may at the expense of the Company send or make available instruments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting instruments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission, or the failure due to circumstances beyond the Company's control, to send or make available such an instrument of a proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

101. Where two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

102. Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

103. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be less than two nor more than twenty.

104. A director shall not require a share qualification.

105. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to each of the directors (other than alternate directors) such fees for his services in the office of director as the directors may determine (not exceeding £500,000 per annum in aggregate in respect of all of the non-executive directors, other than the chairman of the directors, or such larger amount as the Company may by ordinary resolution decide). The fees shall be deemed to accrue from day

to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all reasonable travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

106. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

107. An alternate director shall (unless he is absent from the United Kingdom and has not given notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

108. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

109. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

110. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

111. The business of the Company shall be managed by the directors who, subject to the provisions of the Acts, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special

power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

112. (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of:

(a) the amount paid up on the share capital of the Company; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account, but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on the profit and loss account, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group;

and, for the avoidance of doubt any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (1)(b) of this article.

(2) In this article -

(a) **"the Group"** means the Company and its subsidiary undertakings (if any); and

(b) **"subsidiary undertaking"** has the same meaning as in the Acts.

(3) For the purposes of this article, but without prejudice to the generality of the terms **"borrowing"** and **"borrowed"**:

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph **"minority proportion"** means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling:

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken:

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to

the respective balance sheets and profit and loss accounts of the companies comprising the Group; and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Acts, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

113. (1) The directors may delegate any of their powers:

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article includes, without limitation, power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

114. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

115. At the annual general meeting in every year, all directors who held office at the time of the two preceding annual general meetings and did not retire by rotation or pursuant to article 120 at either of them shall retire from office by rotation. A retiring director shall be eligible for reappointment. Any non-executive director (other than the chairman) who has held office as a non-executive director for nine years or more and who is not required to retire under the preceding provision of this article shall also retire from office and shall be eligible for reappointment..

116. If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

117. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless:

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

118. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

119. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors.

120. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment.

121. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

122. Without prejudice to the provisions of the Acts, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

123. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provision of the Acts or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing by all the other directors to resign.

DIRECTORS' APPOINTMENTS AND INTERESTS

124. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Acts, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

125. (1) Subject to the provisions of the Acts, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article:

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

126. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

127. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom. A director may waive the requirement that notice be given to him of a board meeting either prospectively or retrospectively.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously;

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

128. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

129. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

130. The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors. The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

131. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall be (notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote) as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

132. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

133. (1) Save as otherwise provided by these articles or otherwise agreed by the other directors, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest

(other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs:

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Commissioners for HM Revenue and Customs for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme (within the meaning of section 743 of the 1985 Act), which does not accord to any director any privilege or advantage not generally accorded to employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

For the purposes of this article 133, a director shall not be treated as being interested in any matter by reason of the interests, direct or indirect, of any shareholder that nominated that director.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the 1985 Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an

alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under these articles, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

134. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

135. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

136. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

137. Where a director is nominated by a shareholder, that director may provide information to the shareholder responsible for his appointment on such terms as the Company may agree with the relevant shareholder.

MINUTES

138. The directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

139. Subject to the provisions of the Acts, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

140. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

141. Subject to the provisions of the Acts, the Company may have an official seal for use in any place abroad.

DIVIDENDS

142. Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors. The Special Shareholder shall not be entitled to a dividend in respect of the Special Share.

143. Subject to the provisions of the Acts, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

144. Subject to the provisions of the Acts and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

145. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

146. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those

persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct. Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder;

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

147. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

148. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

149. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of Ordinary Shares the right to elect to receive ordinary shares ("New Ordinary Shares"), credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed;

(b) the entitlement of each holder of Ordinary Shares to New Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose **"relevant**

value" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the Stock Exchange as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit;

(d) the directors shall, after determining the basis of allotment, notify the holders of Ordinary Shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the directors may exclude from any offer any holders of Ordinary Shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

(f) the dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on Ordinary Shares in respect of which an election has been duly made (**"the Elected Ordinary Shares"**) and instead additional Ordinary Shares shall be allotted to the holders of the Elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the Elected Ordinary Shares on that basis;

(g) the directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(h) the additional Ordinary Shares when allotted shall rank pari passu in all respects with the fully paid Ordinary Shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted;

(i) the directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

150. (1) The directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Acts, the directors may, on the exercise of any of

the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

151. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

152. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES ETC.

153. Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing.

154. (1) Any notice, document or information may (without prejudice to articles 157 and 158) be given, sent or supplied by the Company to any member either:-

(a) personally; or

(b) by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given pursuant to article 154(4), or by leaving it at that address; or

(c) by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(d) subject to the provisions of the Acts, by making it available on a website, provided that the requirements in article 154(2) are satisfied.

(2) The requirements referred to in article 154(1)(d) are that:-

(a) the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company (whether before or after the date of adoption of these Articles) to agree that the Company may send or supply notices, documents and information generally, or the notice,

document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days specified in the Company's request and the member is therefore taken to have so agreed (and has not revoked that agreement);

(b) the member is sent a notification of the presence of the notice, document or information on a website, the address of the website, the place on that website where it may be accessed, and how it may be accessed ("notification of availability);

(c) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

(d) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(3) In the case of joint holders of a share:-

(a) it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (the "first named holder") only; and

(b) the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

(4) A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice, document or information from the Company unless he gives to the Company an address (not being an electronic address) within the United Kingdom at which notices, documents or information may be given to him.

(5) For the avoidance of doubt, the provisions of this article 154 are subject to article 69.

(6) The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members.

155. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any

class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

156. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty one days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 793 of the 2006 Act.

157. Subject to the Acts, where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by a notice advertised in two national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under article 154 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

158. Subject to the Acts, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which article 159 applies, shall be sufficiently given, sent or supplied if given by advertisement in at least one national daily newspaper published in the United Kingdom.

159. Any notice, document or information given, sent or supplied by the Company to the members or any of them:-

(a) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been received 48 hours after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent;

(b) by advertisement, shall be deemed to have been received on the day on which the advertisement appears;

(c) by electronic means, shall be deemed to have been received 24 hours after it was sent. Proof that a notice, document or information in electronic form was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice, document or information was sent) shall be conclusive evidence that the notice, document or information was sent;

(d) by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website.

160. Any notice, document or information may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering

it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

161. If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address, or a postal address within the United Kingdom, or (without prejudice to article 154(4)) shall have informed the Company, in such manner as may be specified by the Company, of an electronic address. For the purposes of this article, references to notices, documents or information include references to a cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

162. Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form by the directors may approve, or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Articles 68 and 96.

DESTRUCTION OF DOCUMENTS

163. (1) The Company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which the entry is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

164. The directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Acts, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

165. Subject to the provisions of the Acts, the Company may, to the maximum extent permitted by law:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company (a "**Claim**"), and pay the reasonable legal and other expenses incurred by the director in defending any Claim (whether in relation to civil or criminal proceedings) on an "as incurred basis"; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with

any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company, to the extent that such insurance can be obtained at such cost and on such terms as the board considers to be reasonable.

For the purposes of this article, "**associated company**" has the same meaning as in section 309A of the 1985 Act.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 04586941

Company name in full: QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5106		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex. Account designation: PPP Crest ID: 19XJM UK Postcode BN99 6DA	Class of shares allotted: Ordinary	Number allotted: 1702
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted: Ordinary	Number allotted: 1702
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted: Ordinary	Number allotted: 1702
Name Address UK Postcode	Class of shares allotted: Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted: **Total**	Number allotted: **5106**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________ **Date** 14/8/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

ESP/EXEC/CH/522/OPD/E2170

Tel 01903 833012

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	**11914**		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex. Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 0
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 6808
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 5106
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **11914**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed  **Date** 14/8/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex,
BN99 6DA

ESP/EXEC/CH/511/OPD/E2083

Tel 01903 833012

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	**17,020**		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted: Ordinary	Number allotted: 1,702
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted: Ordinary	Number allotted: 11,914
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted: Ordinary	Number allotted: 3,404
Name Address UK Postcode	Class of shares allotted: Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted: **Total**	Number allotted: **17,020**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 10/8/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

ESP/EXEC/CS/506/OPD/2116

Tel 01903 833012

DX number DX exchange

END